    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1997.


                                                      REGISTRATION NO. 333-31609
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           UNIFAB INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

            LOUISIANA                             3441                            72-1382998
   (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
        of incorporation)             Classification Code Number)            Identification No.)

                                 5007 PORT ROAD
                          NEW IBERIA, LOUISIANA 70562
                                 (318) 367-8291

              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                DAILEY J. BERARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           UNIFAB INTERNATIONAL, INC.
                                 5007 PORT ROAD
                          NEW IBERIA, LOUISIANA 70562
                                 (318) 367-8291

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                 CARL C. HANEMANN                                     THOMAS P. MASON
        JONES, WALKER, WAECHTER, POITEVENT,                       ANDREWS & KURTH L.L.P.
             CARRERE & DENEGRE, L.L.P.                           4200 TEXAS COMMERCE TOWER
              201 ST. CHARLES AVENUE                              600 TRAVIS, SUITE 4200
           NEW ORLEANS, LOUISIANA 70170                            HOUSTON, TEXAS 77002
                  (504) 582-8000                                      (713) 220-4200

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                             ---------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE



<Caption)
==============================================================================================================
                                                                 PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                                              AGGREGATE                AMOUNT OF
SECURITIES TO BE REGISTERED                                     OFFERING PRICE(1)         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share.....................       $51,796,000               $15,696(2)
==============================================================================================================



(1) Estimated solely for the purpose of calculating the registration fee.



(2) The Registrant paid $14,715 of this fee in connection with the original filing of this Registration Statement on July 18, 1997.

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 29, 1997


                                2,815,000 SHARES

                           UNIFAB INTERNATIONAL, INC.

[UNIFAB INTERNATIONAL LOGO]       COMMON STOCK


     Of the 2,815,000 shares of common stock, $0.01 par value per share (the "Common Stock"), of UNIFAB International, Inc. (the "Company") offered hereby, 1,100,000 shares are being sold by the Company and 1,715,000 shares are being sold by McDermott Incorporated ("McDermott" or the "Selling Shareholder"). See "Principal and Selling Shareholders." Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.



     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "UFAB."


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================
                                 PRICE TO           UNDERWRITING          PROCEEDS TO      PROCEEDS TO SELLING
                                  PUBLIC             DISCOUNT(1)          COMPANY(2)           SHAREHOLDER
--------------------------------------------------------------------------------------------------------------
Per Share.................           $                    $                    $                    $
--------------------------------------------------------------------------------------------------------------
Total(3)..................           $                    $                    $                    $
==============================================================================================================

(1) The Company and the Selling Shareholder have agreed separately to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $400,000.


(3) The Company has granted to the several Underwriters an option for 30 days to purchase up to an additional 422,250 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholder will be
    $          , $          , $          and $          , respectively. See
    "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about
  , 1997.

                             ---------------------

MORGAN KEEGAN & COMPANY, INC.                                      STEPHENS INC.


               The date of this Prospectus is September   , 1997.

No. 1: Deck fabricated by the Company pictured after loading onto a barge for delivery to a platform offshore.

No. 2: Deck with complex piping fabricated by the Company and loaded onto skids to be moved onto a barge for transportation to a platform offshore.

No. 3: Platform jacket and three decks fabricated by the Company. The decks each feature complex piping and helipads.

No. 4: Aerial view of the Company's 150 acre yard and surrounding areas located at the Port of Iberia, Louisiana.

No. 5: Deck fabricated by the Company pictured during transportation by a tug and delivery barge to a platform offshore.

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND OTHER STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto included elsewhere in this Prospectus. UNIFAB International, Inc. (the "Company") was recently formed to serve, upon completion of the Offering, as the parent corporation of Universal Fabricators Incorporated ("Universal Fabricators"), 51% of the outstanding common stock of which is currently owned by Universal Partners, Inc. ("Universal Partners") and 49% of such stock is owned by McDermott Incorporated ("McDermott"). Immediately prior to the completion of the Offering, Universal Partners will exchange its shares of common stock of Universal Fabricators for shares of the Company's Common Stock (the "Partners Share Exchange"), which will be distributed to the shareholders of Universal Partners upon the dissolution of Universal Partners which is expected to occur promptly after the completion of the Offering. McDermott will also exchange its shares of common stock of Universal Fabricators for shares of the Company's Common Stock (the "McDermott Share Exchange"), all of which will be sold in the Offering. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and that the Partners Share Exchange and the McDermott Share Exchange each have been completed. As used herein, unless the context requires otherwise, references to the "Company" include Universal Fabricators and its predecessor. Certain technical terms are defined in the "Glossary of Certain Technical Terms" appearing immediately before the Index to Financial Statements.


                                  THE COMPANY


     GENERAL. UNIFAB International, Inc. is an industry leader in the custom fabrication of decks and modules of drilling and production equipment weighing up to 3,500 tons for offshore oil and gas platforms, based on the number of decks delivered, and has special expertise in the fabrication of decks with complex piping requirements. Decks and modules fabricated by the Company can be installed on fixed and floating platforms regardless of water depth. The Company also fabricates jackets for fixed platforms; pilings and other rolled tubular steel sections; compressor and generator packages; platform living quarters; subsea templates; bridges for connecting offshore platforms; wellhead protectors; and modules for the onshore petrochemical and refining industries. In addition, the Company refurbishes and retrofits existing jackets and decks and performs offshore piping hook-up and platform maintenance services. Structures fabricated by the Company are installed in oil and gas producing waters around the world, primarily the U.S. Gulf of Mexico (the "Gulf of Mexico") and offshore West Africa.


     The Company, founded in 1980, has been profitable for each of the last five years largely as a result of management's ability to control costs, provide high quality, reliable services, and expand successfully into international markets. The Company's revenue increased 139% from $27.9 million in its fiscal year ended March 31, 1995 to $66.7 million in the fiscal year ended March 31, 1997. During the same period, both the Company's workforce and direct labor hours worked increased by approximately 105%.


     Demand for the Company's services is primarily a function of worldwide offshore oil and gas activity. Over the past four years, improvements in production techniques and seismic and drilling technology, together with relatively stable oil and gas prices, have resulted in accelerated drilling activity in the Gulf of Mexico and continued strong activity levels worldwide. The number of active offshore drilling rigs worldwide is at its highest point since 1986. The average number of active offshore rigs in the Gulf of Mexico has increased from approximately 80 for the year ended December 31, 1992 to more than 155 for the year ended December 31, 1996.


     Due to the time required to drill an exploratory offshore well, formulate a development plan and design offshore platforms, the fabrication and installation of such platforms usually lag exploratory drilling by one to three years. As a result, high levels of drilling activity worldwide, particularly in the Gulf of Mexico, have only recently impacted the demand for the Company's custom fabrication services. The Company believes its strong presence in both overseas markets and the Gulf of Mexico market, coupled with continued strong oil and gas activity in these markets, has enabled it to selectively obtain high margin fabrication work and benefit from increased pricing levels.

     The Company's operations are conducted on approximately 140 acres of land and 225,000 square feet of covered fabrication area at the Port of Iberia, approximately 20 miles southeast of Lafayette, Louisiana and 30 miles north of the Gulf of Mexico. Current access routes to the Gulf of Mexico permit the transporting of jackets for use in waters up to 300 feet deep and decks and other structures weighing up to 3,500 tons. A by-pass along one of these waterways could provide access from the Company's facilities to the Gulf of Mexico for structures weighing up to 6,000 tons, if it were to be reopened and dredged to sufficient depth. Local port commissions have proposed the reopening and dredging of this by-pass with state and local funds. The Company believes that there is widespread support for this proposal and that the by-pass may be reopened within the next two years. No assurance can be given as to whether or when such project will be completed or whether the increased channel depth will be maintained. If the project is not completed by state or local authorities, the Company could pay to have this bypass reopened and dredged, which expense may be economically justifiable in connection with the large revenue amounts typically derived from fabrication of large structures.


     1992 EXPANSION TRANSACTION. The Company's predecessor, Universal Partners, was organized in 1980 by its founder, Dailey J. Berard. In 1992, in order to expand its capabilities at the Port of Iberia and meet increasing demand for its services, Universal Partners entered into an agreement with McDermott, a subsidiary of McDermott International, Inc. Universal Partners contributed as a going concern to the then newly-formed Universal Fabricators approximately 50 acres of leased land, its buildings and fabrication equipment, and $2.4 million in cash. McDermott contributed an inactive fabrication yard directly across a canal from the land leased by Universal Partners, which included approximately 85 acres of land, 200,000 square feet of covered fabrication space and various equipment. This transaction (the "Expansion Transaction") substantially enlarged the Company's yard space and increased covered fabrication area from 25,000 square feet to approximately 225,000 square feet. Both before and after the Expansion Transaction, the day-to-day operations of the Company have been conducted by Dailey J. Berard and the other members of the Company's management team.

     In the Expansion Transaction, McDermott received 49% of the outstanding stock of Universal Fabricators. McDermott will sell all of its shares of Common Stock as part of the Offering in connection with a previously announced strategy of returning to core businesses by disposing of certain assets, including certain financial investments. The Company will use a portion of the proceeds of the Offering to secure McDermott's release of its rights under certain agreements entered into in connection with the Expansion Transaction.

                       GROWTH AND PROFITABILITY STRATEGY

     The Company's growth and profitability strategy is to capitalize on the positive trends and current opportunities in heavy marine fabrication for the oil and gas industry. Key elements of the Company's strategy are to:

     - PURSUE EXPANDING MARKETS. The Company intends to continue to pursue high-margin fabrication work in both domestic and international offshore oil and gas producing areas where demand for its services has substantially increased over the last five years. In fiscal 1997, the Company derived 36% of its revenue from projects designed for installation in the Gulf of Mexico and believes that an increasing portion of its capacity will be used to satisfy demand for such projects. In addition, a series of large oil and gas projects are being developed for offshore Nigeria, Mexico, Brazil and Venezuela. The Company believes that these projects, as well as projects in the Gulf of Mexico, will provide it with significant opportunities to obtain high-margin fabrication work in both the current fiscal year and thereafter.

     - EXPAND FACILITIES. The Company intends to use a portion of the proceeds of the Offering to construct a new slip and bulkhead and develop the adjacent yard space that will enable the Company to construct and load out projects weighing up to 6,000 tons. In addition, the Company intends to acquire and install a new four-inch rolling mill which will enable the Company to satisfy all of its rolled good requirements in-house, including larger diameter pipe not currently rolled by the Company. The Company believes that the enhanced capabilities provided by the new facilities will provide the

       Company with opportunities to satisfy its customers' increasing needs for structures usable in deep waters throughout the world.

     - MANAGE BACKLOG. The Company has historically attempted to manage its backlog in order to benefit from pricing trends. In periods of rising prices, the Company intentionally avoids building high levels of backlog in order to maximize its ability to pursue higher margin projects. The Company believes that, as a low-cost fabricator, it is well positioned to benefit from this strategy.

     - IMPROVE WORKFORCE EFFICIENCY. The Company believes that its success has been founded on its well motivated workforce, efficient management and low overhead costs. To take advantage of the increased demand for its services, the Company will continue to emphasize its low cost structure and will seek to increase the productivity of its workforce by using a portion of the proceeds of the Offering to purchase additional automated, labor-saving equipment and to expand and upgrade its existing buildings and equipment. The Company also intends to expand its investment in employee education and training in order to upgrade employee skill levels and productive capacity.


     - INCREASE EMPLOYEE POOL. In fiscal 1997, the Company added approximately 95 full-time production employees to its workforce. The Company estimates that its current facility could accommodate a workforce of more than double the 408 workers employed by the Company at July 31, 1997. The Company intends to continue its efforts to increase its skilled workforce in order to increase the Company's production capacity. To address the current shortage of skilled workers in south Louisiana, the Company has been cooperating with local and regional associations and government authorities to foster the training of skilled workers. The Company believes that there is a large number of trainable employees residing in reasonable proximity to its facility. The Company further believes that companies whose products and services are complementary to those of the Company are available for acquisition and that its capital structure after the Offering will enable it to pursue such acquisition opportunities as a means of expanding its skilled workforce.


     The Company is incorporated under the laws of the State of Louisiana, its principal executive offices are located at 5007 Port Road, New Iberia, Louisiana 70562, its mailing address is P.O. Box 11308, New Iberia, Louisiana 70560 and its telephone number is (318) 367-8291.

                                  THE OFFERING

Common Stock offered:
  By the Company...........  1,100,000
  By the Selling
    Shareholder............  1,715,000
  Total....................  2,815,000

Common Stock to be
outstanding after the
  Offering.................  4,600,000 shares(1)

Use of Proceeds............  To fund (i) approximately $7.0 million of capital expenditures for certain new equipment, slips, bulkheads and load out systems and for the upgrade and purchase of yard space, land, buildings and equipment and (ii) a $6.3 million payment to McDermott for the surrender of its rights under the Shareholders' Agreement and the Put/Call Agreement. See "The Company" and "Certain Transactions." The balance of the proceeds will be used to provide working capital and for general corporate purposes. See "Use of Proceeds."

                             The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder.

Nasdaq National Market
  Symbol...................  UFAB
---------------

(1) Excludes 133,500 shares issuable upon exercise of outstanding options. See "Management -- Compensation Pursuant to Plans -- Long-Term Incentive Plan."

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. In particular, prospective investors should be aware of the effect on the Company of the risks presented by the factors listed under "Risk Factors."

                      SUMMARY FINANCIAL AND OPERATING DATA


     The following table sets forth summary historical financial and operating data as of the dates and for the periods indicated. The historical financial data for each year in the three-year period ended March 31, 1997, and as of March 31, 1997, are derived from the audited financial statements of Universal Fabricators. The summary financial data as of June 30, 1997 and for the three months ended June 30, 1996 and 1997 are derived from the unaudited financial statements of Universal Fabricators for such periods. In the opinion of management, the unaudited financial statements of Universal Fabricators reflect all adjustments (consisting of only normal recurring adjustments) necessary for fair presentation of the financial condition and results of operations for these periods. Results for interim periods are not necessarily indicative of results for a full year. Immediately prior to completion of the Offering, Universal Fabricators will become a wholly owned subsidiary of UNIFAB International, Inc., which will have no other significant operations or assets. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.



                                                                                                         THREE MONTHS
                                                             YEAR ENDED MARCH 31,                       ENDED JUNE 30,
                                            -------------------------------------------------------   -------------------
                                             1993(1)        1994       1995       1996       1997       1996       1997
                                            ----------    --------   --------   --------   --------   --------   --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Income Statement Data:
  Revenue.................................  $   25,369    $ 29,926   $ 27,883   $ 51,807   $ 66,724   $ 18,419   $ 15,503
  Cost of revenue.........................      21,239      27,211     23,174     40,362     58,589     16,295     13,314
                                            ----------    --------   --------   --------   --------   --------   --------
  Gross profit............................       4,130       2,715      4,709     11,445      8,135      2,124      2,189
  General and administrative expense......       1,207       1,228      1,326      1,419      1,637        342        409
                                            ----------    --------   --------   --------   --------   --------   --------
  Operating income........................       2,923       1,487      3,383     10,026      6,498      1,782      1,780
  Other income (expense), net.............          84          21         38        315         82         26         24
                                            ----------    --------   --------   --------   --------   --------   --------
  Income before income taxes..............       3,007       1,508      3,421     10,341      6,580      1,808      1,804
  Income tax expense......................       1,112         555      1,286      3,888      2,555        709        660
                                            ----------    --------   --------   --------   --------   --------   --------
  Net income..............................  $    1,895    $    953   $  2,135   $  6,453   $  4,025   $  1,099   $  1,144
                                            ==========    ========   ========   ========   ========   ========   ========
  Pro forma net income per share
    (unaudited)(2)........................  $     0.54    $   0.27   $   0.61   $   1.84   $   1.02   $   0.31   $   0.29
                                            ==========    ========   ========   ========   ========   ========   ========
  Pro forma cash dividends declared per
    common share(2).......................          --          --   $   0.25   $   0.55   $   1.47   $   1.66   $   0.91
  Pro forma weighted average common shares
    (unaudited)(2)........................       3,500       3,500      3,500      3,500      3,956      3,500      3,956
Other Financial Data:
  Depreciation and amortization...........  $      125    $    381   $    424   $    390   $    471         96        124
  Capital expenditures....................  $       20    $    110   $    179   $    402   $    821        325         50
  Net cash provided by (used in) operating
    activities............................      (1,181)       (480)     3,392      4,285      2,328      1,570      5,643
  Net cash used in investing activities...          20         110        170        394        803        318         50
  Net cash provided by (used in) financing
    activities............................       2,400         531     (1,389)    (1,921)    (5,807)    (2,962)    (3,622)
  EBITDA(3)...............................  $    3,048    $  1,868   $  3,807   $ 10,416   $  6,969      1,878      1,904
  EBITDA margin(3)........................        12.0%        6.2%      13.7%      20.1%      10.4%      10.2%      12.3%
Operating Data:
  Direct labor hours worked...............     520,000(4)  484,000    436,000    656,000    902,000    218,000    260,000
  Number of employees.....................         230         215        210        330        425        362        404
  Backlog (at end of period)..............  $    6,976    $  8,917   $ 31,994   $ 42,311   $ 30,221   $ 35,426   $ 21,142

                                                                    YEAR ENDED DECEMBER 31,
                                                               ---------------------------------
                                                               1992   1993   1994   1995   1996
                                                               ----   ----   ----   ----   -----
Industry Data:
  U.S. Gulf of Mexico:
    Rig utilization rates(5)................................   49.3%  76.5%  76.2%  76.2%   88.0%
    Blocks leased(6)........................................   204    336    560    835    1,508
    Drilling rigs under contract(7).........................    79    116    133    135      158
    Offshore platforms installed(8).........................    53     81    127     89      114
  Worldwide:
    Rig utilization rates(5)................................   76.0%  81.9%  81.1%  83.9%   89.5%
    Drilling rigs under contract(7).........................   519    545    536    541      572
    Offshore platforms installed(8).........................   192    219    252    187      230



                                                                         AS OF JUNE 30, 1997
                                                              -----------------------------------------
                                                                                           PRO FORMA
                                                              ACTUAL     PRO FORMA(2)    AS ADJUSTED(9)
                                                              -------    ------------    --------------
                                                                           (IN THOUSANDS)
Balance Sheet Data:
  Working capital...........................................  $ 5,788      $ 5,789          $ 7,434
  Property, plant and equipment, net........................    5,267        5,267           12,267
  Total assets..............................................   22,412       22,413           31,058
  Debt......................................................       --           --               --
  Shareholders' equity......................................    9,723        9,724           18,369


---------------

 (1) The income statement data, other financial data and operating data include the results of Universal Partners for the period from April 1, 1992 through November 30, 1992 and Universal Fabricators for the period from December 1, 1992 through March 31, 1993.


 (2) The unaudited pro forma data give effect to the completion of the Partners Share Exchange and the McDermott Share Exchange. The unaudited pro forma data for the year ended March 31, 1997 and the three months ended June 30, 1997 also give effect to 456,260 additional shares that would have been required to be sold to fund the $6.3 million payment to McDermott to secure the release of McDermott's rights under the Shareholders' Agreement and the Put/Call Agreement. See "The Company."



 (3) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by revenue. Neither EBITDA nor EBITDA margin should be considered as an alternative to net income, or any other measure of operating performance in accordance with generally accepted accounting principles. EBITDA and EBITDA margin are widely used by financial analysts as a measure of financial performance. The Company's measurements of EBITDA and EBITDA margin may not be comparable to similarly titled measures reported by other companies.



 (4) Reflects the number of direct labor hours worked for the year ended December 31, 1992.



 (5) Represents the average utilization rate for drilling rigs located in the U.S. Gulf of Mexico and worldwide, respectively, during the period indicated. Data obtained from Offshore Data Services.



 (6) Represents the number of 5,000 acre tracts leased by the Minerals Management Service (United States Department of the Interior) ("MMS") to oil and gas companies in the U.S. Gulf of Mexico. Data obtained from the MMS.



 (7) Represents the average number of drilling rigs under contract in the U.S. Gulf of Mexico and throughout the world, respectively, for the period presented. Data obtained from Offshore Data Services.



 (8) Represents the number of decks installed on fixed development drilling and production platforms installed in the U.S. Gulf of Mexico and worldwide, respectively, in the period presented. Data obtained from Offshore Data Services.



 (9) Assumes the public offering of 1,100,000 shares of Common Stock by the Company at an assumed price of $15.00 per share resulting in net proceeds of $14.9 million (after deducting the underwriting discount and estimated expenses of the Offering) and the application thereof as described herein. See "Use of Proceeds."

                                  THE COMPANY

     UNIFAB International, Inc., was formed as a Louisiana corporation in July 1997 to serve as the parent corporation for Universal Fabricators, a Delaware corporation established in 1992. Universal Fabricators' predecessor, Universal Partners, was organized as a Louisiana corporation in 1980 by its founder, Dailey J. Berard.

     In 1992, in order to expand its capabilities at the Port of Iberia and meet increasing demand for its services, Universal Partners entered into an agreement with McDermott, pursuant to which (i) Universal Partners contributed as a going concern to the then newly-founded Universal Fabricators approximately 50 acres of leased land, its buildings and fabrication equipment, and $2.4 million cash, and (ii) McDermott contributed an inactive fabrication yard directly across a canal from the land leased by Universal Partners, which included approximately 85 acres of land, 200,000 square feet of covered fabrication space and various equipment. In exchange, Universal Partners received 51% and McDermott received 49% of the common stock of Universal Fabricators. The Expansion Transaction became effective December 1, 1992 and substantially enlarged the Company's yard space and increased its covered fabrication space from 25,000 square feet to 225,000 square feet. Both before and after the Expansion Transaction, the day-to-day operations of the Company have been conducted by Dailey J. Berard and the other members of the Company's management team. Although McDermott representatives have occupied two of five seats on Universal Fabricators' board of directors, McDermott has remained essentially a passive investor.

     In connection with the Expansion Transaction, Universal Partners and McDermott entered into several agreements which set forth their respective rights and obligations with respect to Universal Fabricators and the shares of common stock of Universal Fabricators owned by each of them, all of which will be terminated in connection with the Offering:

          Shareholders' Agreement: Pursuant to the shareholders' agreement (the "Shareholders' Agreement") between Universal Partners and McDermott, each party has a right of first refusal with respect to sales of common stock of Universal Fabricators by the other. In addition, no transfer of such common stock is allowed until December 1999, and public offerings of the common stock are prohibited, unless the parties agree otherwise. The Shareholders' Agreement also provides for a five-member board of directors, three of whom are to be elected by Universal Partners and two by McDermott. Most major transactions and changes in corporate governance must be approved by either the unanimous vote of the shareholders or a majority vote of the board of directors, which majority includes at least one director elected by each party. The Shareholders' Agreement also provides that, unless determined otherwise by a majority of directors including at least one director elected by each party, 90% of Universal Fabricators' net income for each year, less reserves, must be distributed to shareholders as dividends.

          Put/Call Agreement: Pursuant to an agreement entered into between Universal Partners and McDermott (the "Put/Call Agreement"), Universal Partners has the right to require McDermott to purchase all of its shares of common stock in Universal Fabricators at a purchase price equal to 51% of the product of (i) 4.5 and (ii) Universal Fabricators' average net income for the two years prior to the exercise of the put option. Universal Partners may exercise its right at any time from April 1, 1998 to June 30, 1998 and from April 1, 1999 to June 30, 1999. McDermott, on the other hand, from April 1, 1999 to June 30, 1999, has the right to purchase Universal Partners' shares of common stock in Universal Fabricators at the same purchase price.

          Other Agreements: McDermott and Universal Fabricators also entered into a lease covering Universal Fabricators' administrative office and five acres of surrounding land. McDermott is also the guarantor of Universal Fabricators' revolving line of credit with a commercial lender (the "Existing Credit Facility") and has guaranteed certain letters of credit issued under the Existing Credit Facility and by certain other banks in connection with certain foreign contracts.


     Immediately prior to the completion of the Offering, Universal Partners will exchange its shares of common stock of Universal Fabricators for 1,785,000 shares of the Company's Common Stock, which will be distributed to the shareholders of Universal Partners in connection with the dissolution of Universal Partners, which is expected to occur promptly after the completion of the Offering. Concurrently, McDermott will exchange all of the shares of Universal Fabricators common stock owned by it for 1,715,000 shares of Common Stock of the Company.



     McDermott has agreed that in the Offering it will sell all of the shares of Common Stock of the Company it receives pursuant to the McDermott Share Exchange, and that upon consummation of the Offering, it will (i) sell to the Company approximately 18 acres of land, including the land and building currently leased by the Company from McDermott, for $700,000 and (ii) surrender all of its rights under the Shareholders' Agreement and the Put/Call Agreement for $6.3 million. See "Certain Transactions" and "Use of Proceeds." In addition, McDermott will no longer guarantee borrowings under the Existing Credit Facility or provide credit support for any of the letters of credit issued on behalf of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should carefully consider the investment considerations set forth below, as well as the other information contained in this Prospectus.

CYCLICALITY; DEPENDENCE ON ACTIVITY IN THE OIL AND GAS INDUSTRY

     The demand for the Company's services has traditionally been cyclical, depending on the condition of the oil and gas industry and, in particular, the level of capital expenditures of oil and gas companies that operate in offshore oil and gas producing areas throughout the world. These capital expenditures have been influenced by prevailing oil and natural gas prices; exploration and production companies' expectations about future demand and prices; the cost of exploring for, producing and delivering oil and gas; the sale and expiration dates of offshore leases in the United States and overseas; the discovery rate of new oil and gas reserves in offshore areas; local and international political and economic conditions; and the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development and production activities. Historically, oil and natural gas prices and the level of offshore drilling and exploration activity have fluctuated substantially, resulting in significant fluctuations in demand for the Company's services. A significant decline in worldwide demand or prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity. A substantial reduction of such activity would reduce demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

NEED FOR SKILLED WORKERS

     The Company's ability to remain productive and profitable depends substantially on its ability to retain and attract skilled construction workers, primarily welders, fitters and equipment operators. The Company's ability to expand its operations depends primarily on its ability to increase its skilled workforce. The demand for skilled workers in south Louisiana is high and the supply of skilled workers is extremely limited, and no assurance can be given that the Company will succeed in increasing the size of its workforce through acquisitions, training, new hiring programs or otherwise. Although the Company believes that there are a large number of trainable workers residing in reasonable proximity to its facilities, there can be no assurances that the Company will be successful in recruiting and training such workers due to a variety of factors, including the current skill levels of such workers, the potential inability or lack of desire by such workers to either commute to the Company's facilities or relocate to areas closer to the Company's facilities, and competition for workers from other industries. While the Company believes that its wage rates are competitive and that its relationship with its skilled workforce is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled workforce, increases in the wage rates paid by the Company, or both. If either of these events occur, in the near term, the profits realized by the Company from work in progress would be reduced or eliminated and, in the long term, the production capacity and profitability of the Company could be diminished and the growth potential of the Company could be impaired. As another part of its strategy to increase its employee pool, the Company plans to pursue acquisitions of companies whose services are complementary to those of the Company. There can be no assurance, however, that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company or that the Company will be able to integrate such acquisitions successfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Employees."

FACILITY LIMITATIONS

     The Company owns one two-inch rolling mill, which currently supplies approximately 80% of the rolled goods necessary to complete the Company's projects. Although the rolling mill has not caused any substantial downtime for the Company, it is an older piece of equipment that requires constant maintenance. If the rolling mill were to become inoperable for a material amount of time, the Company would be forced to purchase rolled goods from other suppliers. There can be no assurance as to the Company's ability to purchase such goods in the quantities desired and there can be no assurance that the prices at which these products may be purchased would not be materially higher than the internal costs that the Company would otherwise bear in producing such rolled goods. The loss of the rolling mill for a significant period would have a material adverse effect on the Company's results of operations. The Company obtains the remainder of its rolled goods from various regional suppliers. As demand for fabricated services increases, the Company's ability to obtain the rolled steel that it needs at acceptable prices decreases. If the Company were not able to obtain such products or if prices for such goods became prohibitively expensive, the Company's profitability and results of operations could be materially adversely affected. See "Business -- Facilities and Equipment -- Equipment" and "-- Materials."


     Due to the limitations of the various access routes from the Company's facilities at the Port of Iberia to the Gulf of Mexico, the Company is currently unable to deliver structures weighing over 3,500 tons. One main route to the Gulf of Mexico, the Freshwater Bayou Channel, provides 12 feet of water depth to the Gulf of Mexico, but the dimensions of locks on this channel prevent the transport of structures more than 80 feet in width. There is a by-pass channel around these locks that, if usable, would permit continuous passage to the Gulf of Mexico with at least 12 feet of water depth at all points and without any material width restrictions. This water depth would generally permit the transportation of structures weighing up to 6,000 tons, which the Company will be able to fabricate once the new slip and bulkhead is constructed (to be funded with a portion of the proceeds of this Offering). Due to the silt that has built up on both sides of the by-pass, however, the by-pass is currently impassable without extensive dredging. On the basis of amounts spent in the past by contractors other than the Company in order to facilitate the transportation of certain structures, it is estimated that the cost of dredging the silt from the by-pass and opening the by-pass channel would be approximately $400,000 to $500,000. Recently, the Abbeville Port Commission has proposed that the State of Louisiana fund the reopening and dredging of the by-pass, a project that would open the by-pass for at least one year and possibly longer, depending upon the extent of future traffic through the by-pass. The Company believes that there is widespread support for this proposal and that the by-pass may be reopened within the next two years. There can be no assurance as to whether or when such project will be completed or whether the increased channel depth will be maintained. If this project is not completed by the state, the Company would remain unable to deliver structures weighing over 3,500 tons unless it determined to incur the additional dredging costs described above.


BACKLOG

     The Company's backlog is based on management's estimate of the remaining labor, material and subcontracting costs to be incurred with respect to those projects on which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts, letters of intent, or other forms of authorization. Most projects currently included in the Company's backlog are subject to change and/or termination at the option of the customer, either of which could substantially change the amount of backlog currently reported. In the case of a termination, the customer is generally required to pay the Company for work performed and materials purchased through the date of termination, and in some cases, pay the Company termination fees; however, due to the large dollar amounts of backlog estimated for each of a small number of projects, amounts included in the Company's backlog could decrease substantially if one or more of these projects were to be terminated by the Company's customers. Approximately 57% of the Company's backlog at June 30, 1997 was attributable to two projects. Termination of one or more of these large projects could have a material adverse effect on the Company's revenue, net income and cash flow for fiscal 1998. While the Company has restrained the growth of its backlog in order to improve the prices it obtains for its services, such a strategy in times of decreasing demand or increasing lead times for purchases of materials could accelerate a decline in the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Backlog."

OPERATING RISKS

     The Company's fabrication of large steel structures involves certain operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of such structures during and after installation can result in similar injuries and damages. The Company also has employees engaged in offshore operations that are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established by state workers' compensation laws (which cover the Company's other employees) inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages for job-related injuries, with generally no limitations on the Company's potential liability. In addition, due to their proximity to the Gulf of Mexico, the Company's facilities are subject to the possibility of physical damage caused by hurricanes or flooding. Although the Company maintains such insurance protection as it considers economically prudent, there can be no assurance that its insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject, nor does the Company carry insurance for the loss of profits that may result from such hazards. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers economically prudent. See "Business -- Insurance."

     A majority of the Company's revenue in recent years has resulted from projects constructed for overseas installation. Although the Company delivers the structures that it fabricates at its Port of Iberia facility and has historically received payment only in United States dollars, the Company is nevertheless subject to delays in collecting receivables from contractors and oil and gas companies with respect to projects installed overseas. Oil and gas operations in overseas locations in which the Company's products have been installed are subject to a number of risks inherent in business operations in foreign countries, including political, social and economic instability; nullification, modification or renegotiation of contracts; import-export quotas; and other forms of public and governmental regulation, all of which are beyond the control of the Company. Additionally, the ability of the Company to compete in international markets may be adversely affected by import duties and fees, by foreign taxes, by foreign governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

CONTRACT BIDDING RISKS


     Due to the nature of the marine construction industry, most of the Company's projects are performed pursuant to fixed-price contracts, although some projects are performed on a time and materials basis. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General." Under fixed-price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, with respect to fixed-price contracts, the Company is responsible for all cost overruns. Under time and materials arrangements, the Company receives a specified hourly rate for direct labor hours (which exceeds its direct labor costs) and a specified percentage mark-up over its cost for materials. As a result, with respect to time and materials contracts, the Company is protected against cost overruns but does not benefit directly from cost savings. The revenue, costs and gross profit realized on a contract will often vary from the estimated amounts on which such contracts were originally based for various reasons, including errors in estimates or bidding, changes in the availability and cost of labor and material and variations in productivity from the original estimates. These variations and the risks inherent in the marine construction industry may result in revenue and gross profits different from those originally estimated and reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on the Company's operating results for any particular fiscal quarter or year.


     Most of the Company's fixed price contracts also provide for incentive payments for early delivery of projects and liquidated damages for late delivery. If the Company were to miss the delivery date specified by any of its contracts, whether due to problems with its rolling mill, labor shortages, adverse weather conditions or other causes, and such delay was not excused under the terms of such contract or by the customer, the Company could be subject to liquidated damages which could materially adversely affect the Company's profitability and results of operations.

PERCENTAGE-OF-COMPLETION ACCOUNTING

     Most of the Company's revenue and income is recognized on a percentage-of-completion basis based on the ratio which labor and subcontracting costs incurred bears to the total estimated labor and subcontracting costs required for completion. Accordingly, expected labor hours, costs and profits are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General."

SEASONALITY AND WEATHER RISKS

     The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Since most of the Company's construction activities take place outdoors, the average number of direct labor hours worked per day generally declines by approximately one and one-half hours in the winter months as compared to the summer months due to an increase in rainy and cold conditions and a decrease in daylight hours. Operations may also be affected by the rainy weather, hurricanes and other storms prevalent along the Gulf Coast throughout the year. As a result, the Company's revenue and gross profit during the third and fourth quarters of each fiscal year are subject to being disproportionately low as compared to the first and second quarters, although, in recent years, that has not been the case. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

DEPENDENCE ON SIGNIFICANT CUSTOMERS


     A large portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year to year. For example, the Company's largest customers (those which individually accounted for more than 10% of revenue in a given year) collectively accounted for 39.3% (two customers), 64.4% (two customers) and 60.6% (two customers) of revenue for fiscal 1995, 1996 and 1997, respectively. At June 30, 1997, 57% of the Company's backlog was attributable to two projects.


     Although the Company's direct customers on many projects are installation contractors, each project is ultimately fabricated for use by an oil and gas company. The Company, from time to time, contracts with multiple installation contractors who may be supplying structures to the same oil and gas company and, in some instances, contracts directly with the oil and gas companies. Thus, concentration among the Company's customers may be greater when the customer is viewed as the oil and gas company rather than the installation contractor. For example, at June 30, 1997, the Company estimates that approximately 89% of its backlog was for projects to be built for three oil and gas companies.


     Because the level of fabrication that the Company may provide, directly or indirectly, to any particular oil and gas company depends, among other things, on the size of that company's capital expenditure budget devoted to platform construction in a particular year and the Company's ability to meet the customer's delivery schedule, companies that account for a significant portion of the Company's revenue in one fiscal year, whether as a direct customer or through subcontracted projects, may represent an immaterial portion of revenue in subsequent years. The level of fabrication that the Company may provide as a subcontractor to an offshore construction company depends, among other things, on the ability of that company to successfully obtain prime contracts with oil and gas companies and the ability of the Company to meet the delivery schedule of the prime contractor. Thus, the prime contractors who account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. However, the loss of any significant customer (whether an oil and gas company with which the Company directly contracts or a prime contractor for which the Company has provided services on a subcontract basis) for any reason, including a sustained decline in an oil and gas company's capital expenditure budget or the prime contractor's inability to successfully obtain contracts, or other competitive factors, could result in a substantial loss of revenue and have a material adverse effect on the Company's operating performance. See "Business -- Customers and Contracting."

COMPETITION

     Marine construction companies servicing the oil and gas industry compete intensely for available projects. Contracts for the Company's services are generally awarded on a competitive bid basis. Price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified contractor is awarded the job. Customers may also consider, among other things, the availability and capabilities of equipment, as well as the reputation, experience and safety record of the contractor. The Company competes with both large and small companies, and certain of these competitors have greater financial and other resources than the Company. In addition, because of subsidies, import duties and fees, taxes imposed on foreign operators and lower wage rates in foreign countries, along with fluctuations in the value of the U.S. dollar and other factors, the Company may not be able to remain competitive with foreign contractors for projects designed for use in international locations. See "Business -- Competition."

REGULATORY AND ENVIRONMENTAL MATTERS


     The Company's operations and properties are subject to and affected by various types of governmental regulation, including workplace safety regulations and numerous federal, state and local environmental protection laws and regulations, compliance with which is becoming increasingly expensive. Such laws and regulations are complex, stringent and are often changed. Sanctions for noncompliance may include revocation of or suspension of permits, corrective action orders, cease and desist orders, administrative or civil penalties and criminal prosecution. There can be no assurance that the Company is or will be at all times in full compliance with all applicable laws and regulations. Failure to comply could have a material adverse effect on the Company.



     Certain environmental laws provide for strict, joint and several liability, without regard to fault or negligence, for remediation of spills and other releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury, property damage or natural resource damage as a result of the handling of hazardous substances. These laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.


     In addition, the Company depends on the demand for its services from the oil and gas industry and is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons would adversely affect the Company's operations by limiting demand for its services. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations. See "Business -- Government and Environmental Regulation."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends on, among other things, the continued active participation of Dailey J. Berard, President and Chief Executive Officer of the Company, and certain of the Company's other officers and key operating personnel. The loss of the services of any one of these persons could have a material adverse effect on the Company. See "Management."

SHARES ELIGIBLE FOR FUTURE RESALE

     Upon completion of the Offering, the Company will have outstanding 4,600,000 shares of Common Stock (excluding 133,500 shares issuable upon the exercise of outstanding options). All of the 2,815,000 shares of Common Stock offered hereby will be eligible for sale in the public market without restriction upon completion of the Offering. All of the remaining 1,785,000 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company, each of the Company's directors and executive officers and certain shareholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock in the public market for 180 days from the date of this Prospectus without the prior consent of the Underwriters. See "Underwriting." Subject to this agreement, after the completion of the Offering, the Company's existing shareholders may sell shares of Common Stock pursuant to Rule 144 under the Securities Act or otherwise. In addition upon completion of the Offering, the Company will enter into an employment agreement with Dailey J. Berard (a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part), which grants Mr. Berard the right to demand registration of all of the shares of Common Stock owned by him (subject to a minimum of 100,000 shares) if Mr. Berard's employment as President and Chief Executive Officer of the Company is terminated for any reason except death, disability or Cause (as defined therein). Although the Company cannot predict the timing or amount of future sales of Common Stock or the effect that the availability of such shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Shares Eligible for Future Resale."


NO PRIOR MARKET; POSSIBLE VOLATILITY OF MARKET PRICE; DILUTION


     Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to list the Common Stock offered hereby on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. The initial public offering price of the Common Stock will be determined by negotiations between the Company, the Selling Shareholder and the Underwriters. For the factors considered in such negotiations, see "Underwriting." There can be no assurance that future market prices at which the Common Stock will sell in the public market after the Offering will not be lower than the initial public offering price. Following the Offering, the market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the marine construction business, fluctuations in oil and gas prices, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results. In addition, purchasers of the Common Stock offered hereby, assuming an initial public offering price of $15.00 per share, will incur immediate dilution of $27.6 million ($9.82 per share) in the pro forma net tangible book value of their investment. See "Dilution."


DIVIDENDS


     The Company currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of the Company's business and, therefore, does not plan to pay cash dividends to holders of its Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS


     The estimated net proceeds to the Company from the sale of the shares of Common Stock offered hereby, after deducting the underwriting discount and offering expenses, will be approximately $14.9 million (assuming an initial offering price of $15.00 per share). The Company intends to use approximately $7.0 million of its net proceeds to fund capital expenditures anticipated to be made within 12 months of the completion of the Offering to improve the Company's facilities and the productivity of its workforce, including approximately $4.0 million to acquire and install a four-inch rolling mill, approximately $1.7 million to construct a new slip and bulkhead and to build a new load out system for use with the new slip, approximately $500,000 to expand and improve the Company's pipe shop, $700,000 to purchase approximately 18 acres of land from McDermott, including the land currently leased from McDermott, where the Company's 12,000 square foot main office building is located, and $100,500 for an additional 10 acres from Universal Partners. The Company will use $6.3 million of the net proceeds to secure the release by McDermott of its rights under the Shareholders' Agreement and the Put/Call Agreement. See "The Company" and "Certain Transactions." Any remaining proceeds will be used for working capital and general corporate purposes. Until used, the Company intends to invest the net proceeds in money market funds, certificates of deposit or short-term, interest bearing securities.



     Construction of the new slip will involve dredging to create a new slip at the Company's facilities, building out a steel bulkhead around the new slip and filling in the work area surrounding the new slip with limestone. The Company will also install a new load-out system, consisting of rails and skidways, that will be able to support structures weighing up to 6,000 tons. The pipe shop improvements will involve the upgrade and automation of much of the pipe shop's equipment, which management believes will increase its productivity and capacity. Management believes that the new slip and surrounding work areas will increase the Company's capacity for smaller structures. These improvements will also enable the Company to bid on projects in excess of 3,500 tons that may be priced at levels that warrant the expense of dredging the Freshwater Bayou Channel privately, if not reopened with local or state funds. See "Risk
Factors -- Facility Limitations."



     The purchase price for the land to be acquired from Universal Partners is based upon an independent appraisal of the land, and the purchase price for the land to be acquired from McDermott was determined through negotiations between McDermott and the Company, who was represented by Mr. Berard, its President and Chief Executive Officer. The Company's management believes that these prices reflect the fair market value of such properties, if sold in arms' length transactions.


     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder.

                                DIVIDEND POLICY

     After the Offering, the Company intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of its business and, therefore, does not plan to pay cash dividends to holders of its Common Stock in the foreseeable future. The Shareholders' Agreement, which will be terminated in connection with the Offering, requires that, unless determined otherwise by a majority of directors of Universal Fabricators, including at least one director elected by each of McDermott and Universal Partners, 90% of Universal Fabricators' net income for the previous fiscal year, less reserves, for each fiscal year be distributed to McDermott and Universal Partners as dividends. For the fiscal years ending March 31, 1995, 1996 and 1997, Universal Fabricators paid dividends of approximately 90% of its net income, totaling $1.9 million, $5.8 million and $3.6 million, respectively. See "Risk Factors -- Dividends."

                                    DILUTION


     After giving effect to the formation and capitalization of UNIFAB International, Inc., the Partners Share Exchange and the McDermott Share Exchange, the pro forma net tangible book value of the Company at June 30, 1997 would have been $9.7 million, or $2.78 per share of Common Stock. On a pro forma basis, net tangible book value per share of Common Stock represents the amount of the Company's tangible net worth (total tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding. After giving effect to the Offering (assuming an initial public offering price of $15.00 per share and deducting the underwriting discount and offering expenses estimated at $1.6 million), the pro forma net tangible book value of the Company at June 30, 1997 would have been approximately $18.4 million or $3.99 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.21 per share of Common Stock to current holders of Common Stock and an immediate dilution of approximately $11.01 per share to the new investors purchasing shares in the Offering.


     The following table illustrates this per share dilution to new investors:


Initial net public offering price per share.................           $13.81
  Pro forma net tangible book value per share at June 30,
     1997 (without taking into account the Offering)(1).....  $2.78
  Increase in pro forma net tangible book value per share
     attributable to the sale of Common Stock in the
     Offering...............................................  $1.21
                                                              -----
Adjusted pro forma net tangible book value per share after
  giving effect to the Offering(1)..........................           $ 3.99
                                                                       ------
Dilution in pro forma net tangible book value per share to
  the purchasers of Common Stock offered hereby(1)..........           $ 9.82
                                                                       ======



     The following table summarizes, on a pro forma basis, at June 30, 1997, the number of shares of Common Stock to be issued by the Company in connection with the Partners Share Exchange, the McDermott Share Exchange and the Offering, the total consideration received by the Company and the average price per share of Common Stock paid by existing shareholders and by investors in the Offering (assuming an initial public offering price of $15.00 per share) before deducting the estimated underwriting discount and offering expenses.



                                          SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                        --------------------    ----------------------      PRICE
                                         NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                        ---------    -------    -----------    -------    ---------
Existing shareholders(1)..............  3,500,000      76%      $ 6,519,664      37%       $ 1.86
New investors.........................  1,100,000      24%       16,500,000      63%       $15.00
                                        ---------     ----      -----------     ----       ------
          Total.......................  4,600,000     100%       23,019,664     100%
                                        =========     ====      ===========     ====


---------------

(1) Excludes 133,500 shares issuable upon the exercise of outstanding options. See "Management -- Compensation Pursuant to Plans -- Long-Term Incentive Plan."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at June 30, 1997; on a pro forma basis, as of June 30, 1997, giving effect to the formation and capitalization of UNIFAB International, Inc., the Partners Share Exchange and the McDermott Share Exchange; and on a pro forma basis as adjusted to reflect the sale by the Company of 1,100,000 of the shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds thereof as described in "Use of Proceeds." The Company was formed on July 17, 1997 with an initial capitalization of $1,000. The table set forth below should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus.



                                                                AS OF JUNE 30, 1997
                                                              ------------------------
                                                                            PRO FORMA
                                                              PRO FORMA    AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Long-term debt, less current maturities.....................  $     --      $     --
                                                              --------      --------
Shareholders' equity:
  Preferred Stock, no par value per share, 5,000,000 shares
     authorized; none issued or outstanding.................        --            --
  Common Stock, $0.01 par value per share, 20,000,000 shares authorized; 3,500,000 million shares issued and
     outstanding; 4,600,000 million shares issued and
     outstanding as adjusted(1).............................        35            46
  Additional paid-in capital................................     6,485        15,119
  Retained earnings.........................................     3,204         3,204
                                                              --------      --------
          Total shareholders' equity........................     9,724        18,369
                                                              --------      --------
Total capitalization........................................  $  9,724      $ 18,369
                                                              ========      ========


---------------

(1) Excludes 133,500 shares issuable upon exercise of outstanding options. See "Management -- Compensation Pursuant to Plans -- Long-Term Incentive Plan."

                     SELECTED FINANCIAL AND OPERATING DATA


     The income statement data for each of the years in the three years ended March 31, 1997 and the balance sheet data as of March 31, 1995, 1996 and 1997 are derived from the financial statements of Universal Fabricators which have been audited by Ernst & Young LLP. The selected financial data as of June 30, 1997 and for the three month periods then ended are derived from the unaudited consolidated statements of Universal Fabricators for such periods. In the opinion of management, the unaudited financial statements of Universal Fabricators reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for these periods. Results for interim periods are not necessarily indicative of results for a full year. Immediately prior to completion of the Offering, Universal Fabricators will become a wholly owned subsidiary of UNIFAB International, Inc., which will have no other significant operations or assets. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements and notes thereto included elsewhere in this Prospectus.



                                                                                                       THREE MONTHS
                                                                YEAR ENDED MARCH 31,                  ENDED JUNE 30,
                                                  ------------------------------------------------   -----------------
                                                  1993(1)     1994      1995      1996      1997      1996      1997
                                                  -------    -------   -------   -------   -------   -------   -------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Income Statement Data:
  Revenue.......................................  $25,369    $29,926   $27,883   $51,807   $66,724   $18,419   $15,503
  Cost of revenue...............................   21,239     27,211    23,174    40,362    58,589    16,295    13,314
                                                  -------    -------   -------   -------   -------   -------   -------
  Gross profit..................................    4,130      2,715     4,709    11,445     8,135     2,124     2,189
  General and administrative expense............    1,207      1,228     1,326     1,419     1,637       342       409
                                                  -------    -------   -------   -------   -------   -------   -------
  Operating income..............................    2,923      1,487     3,383    10,026     6,498     1,782     1,780
  Other income (expense), net...................       84         21        38       315        82        26        24
                                                  -------    -------   -------   -------   -------   -------   -------
  Income before income taxes....................    3,007      1,508     3,421    10,341     6,580     1,808     1,804
  Income tax expense............................    1,112        555     1,286     3,888     2,555       709       660
                                                  -------    -------   -------   -------   -------   -------   -------
  Net income....................................  $ 1,895    $   953   $ 2,135   $ 6,453   $ 4,025   $ 1,099   $ 1,144
                                                  =======    =======   =======   =======   =======   =======   =======
  Pro forma net income per share
    (unaudited)(2)..............................  $  0.54    $  0.27   $  0.61   $  1.84   $  1.02   $  0.31   $  0.29
                                                  =======    =======   =======   =======   =======   =======   =======
  Pro forma cash dividends declared per common
    share(2)....................................       --         --   $  0.25   $  0.55   $  1.47   $  1.66   $  0.91
  Pro forma weighted average common shares
    (unaudited)(2)..............................    3,500      3,500     3,500     3,500     3,956     3,500     3,956
Other Financial Data:
  Depreciation and amortization.................  $   125    $   381   $   424   $   390   $   471   $    96   $   124
  Capital expenditures..........................  $    20    $   110   $   179   $   402   $   821   $   325   $    50
  Net cash provided by (used in) operating
    activities..................................   (1,181)      (480)    3,392     4,285     2,328     1,570     5,643
  Net cash used in investing activities.........       20        110       170       394       803       318        50
  Net cash provided by (used in) financing
    activities..................................    2,400        531    (1,389)   (1,921)   (5,807)  (2,962)   (3,622)
  EBITDA(3).....................................  $ 3,048    $ 1,868   $ 3,807   $10,416   $ 6,969   $ 1,878   $ 1,904
  EBITDA margin(3)..............................     12.0%       6.2%     13.7%     20.1%     10.4%     10.2%     12.3%
Operating Data:
  Direct labor hours worked.....................  520,000(4) 484,000   436,000   656,000   902,000   218,000   260,000
  Number of employees...........................      230        215       210       330       425       362       404
  Backlog (at end of period)....................  $ 6,976    $ 8,917   $31,994   $42,311   $30,221   $35,426   $21,142



                                                                            AS OF MARCH 31,
                                                            -----------------------------------------------   JUNE 30,
                                                             1993      1994      1995      1996      1997       1997
                                                            -------   -------   -------   -------   -------   --------
                                                                                  (IN THOUSANDS)
Balance Sheet Data:
  Working capital.........................................  $ 3,181   $ 4,337   $ 5,877   $10,333   $ 8,192     5,788
  Property, plant and equipment, net......................    5,514     5,243     4,986     4,999     5,341     5,267
  Total assets............................................   13,043    14,318    16,173    23,714    26,154    22,412
  Debt....................................................       --       531        --        --        --        --
  Shareholders' equity....................................    7,222     8,175     9,452    13,984    12,201     9,723


---------------

(1) The income statement data, other financial data and operating data include the results of Universal Partners for the period from April 1, 1992 through November 30, 1992 and Universal Fabricators for the period from December 1, 1992 through March 31, 1993.


(2) The unaudited pro forma data give effect to the completion of the Partners Share Exchange and the McDermott Share Exchange. The unaudited pro forma data for the year ended March 31, 1997 and the three months ended June 30, 1997 also give effect to 456,260 additional shares that would have been required to be sold to fund a $6.3 million payment to McDermott to secure the release of its rights under the Shareholders' Agreement and the Put/Call Agreement. See "The Company."



(3) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by revenue. Neither EBITDA nor EBITDA margin should be considered as an alternative to net income or any other measure of operating performance in accordance with general accounting principles. EBITDA and EBITDA margin are widely used by financial analysts as a measure of financial performance. The Company's measurement of EBITDA and EBITDA margin may not be comparable to similarly titled measures reported by other companies.



(4) Reflects the number of direct labor hours worked for the year ended December 31, 1992.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's results of operations depend primarily on (i) the level of oil and gas exploration and development activity of oil and gas companies in the Gulf of Mexico and offshore West Africa; (ii) the Company's ability to win contracts through competitive bidding; and (iii) the Company's ability to manage those contracts to successful completion. The level of exploration and development activity is related to several factors, including trends of oil and gas prices, exploration and production companies' expectations of future oil and gas prices and changes in technology which reduce costs and improve expected returns on investment. Over the past four years, favorable trends in these factors have led to increased offshore exploration and development activity.


     In addition to higher oil and gas prices, improvements in three-dimensional seismic, directional drilling, production techniques and other advances in technology have increased drilling success rates and reduced costs. The number of active offshore drilling rigs worldwide is at its highest point since 1986. The average number of active offshore rigs in the Gulf of Mexico has increased from approximately 80 for the year ended December 31, 1992 to more than 155 for the year ended December 31, 1996. In addition, the number of leases of exploratory tracts in the Gulf of Mexico sold to oil and gas companies by the MMS also has been at record levels.


     Lease sales and awards of offshore concessions generally serve as precursors to drilling and exploration activity and, in turn, increased levels of offshore drilling and exploration activity generally serve as precursors to increased demand for platform construction. Due to the time required to drill an exploratory offshore well, formulate a comprehensive development plan and design offshore platforms, the fabrication and installation of such platforms usually lag exploratory drilling by one to three years. As a result, the high levels of drilling activity worldwide, particularly in the Gulf of Mexico, have only recently impacted the demand for the Company's custom fabrication services, with revenue increasing 85.8% to $51.8 million in fiscal 1996 and 28.8% to $66.7 million in fiscal 1997, in each case as compared to the prior fiscal year. There can be no assurance, however, that drilling activity will continue at such levels or that oil and gas companies will actively explore and develop the fields recently leased. Whether these trends continue and the resulting increase in demand for the Company's services actually occurs is dependent in large part on the factors listed above.

     During the fiscal years ended March 31, 1995, 1996 and 1997, 47%, 58% and 64%, respectively, of the Company's revenue was derived from structures fabricated for installation in international areas, with the remainder designed for installation in the Gulf of Mexico. The Company believes that its strong presence in both overseas markets and the Gulf of Mexico market, coupled with continued strong oil and gas activity in these markets, has enabled it to selectively obtain high-margin fabrication work and to benefit from increased pricing levels. The Company further believes that the increased activity level in the Gulf of Mexico will lead to an increasing percentage of the Company's revenue coming from projects intended for installation in the Gulf of Mexico. The Company has historically attempted to manage its backlog in order to benefit from pricing trends. In periods of rising prices, the Company intentionally avoids building high levels of backlog in order to maximize its ability to pursue higher margin projects. The Company believes that, as a low-cost fabricator, it is well positioned to benefit from this strategy.

     Barges loaded with completed structures weighing up to 3,500 tons can travel through any of several currently available water routes from the Company's facilities at the Port of Iberia to the Gulf of Mexico. Special efforts, including dredging, would be needed to permit barges carrying structures from 3,500 to 6,000 tons to travel from the Port of Iberia facility to the Gulf of Mexico, which would add costs to the project that the customer may not be willing to bear. In addition, the Company needs to construct the new slip and bulkhead which it intends to fund through a portion of the proceeds of the Offering to accommodate structures of this size. See "Risk
Factors -- Facility Limitations." Although the Company is not able to produce jackets designed for water depths over 300 feet as they are too heavy or too wide to be transported from the Company's facilities, the increased activity in the deepwater areas of the Gulf of Mexico has benefitted the

Company's pricing levels as the Company is able to fabricate decks and modules weighing up to 3,500 tons for installation on platforms regardless of water depth.

     Most of the Company's fabrication work is performed pursuant to fixed-price contracts, although some projects are performed on a time and materials basis. Under fixed-price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, with respect to fixed-price contracts, the Company retains all cost savings but is also responsible for all cost overruns. Under time and materials arrangements, the Company receives a specified hourly rate for direct labor hours worked (which exceeds its direct labor costs) and a specified percentage mark-up over its cost for materials. As a result, under time and materials contracts, the Company is protected against cost overruns but does not benefit directly from cost savings. As the Company is typically able to obtain prices for materials in excess of its costs, the cost and productivity of the Company's labor force are the key factors affecting the Company's operating profits. Consequently, it is essential that the Company control its labor costs and the productivity of its workforce. See "Business -- Customers and Contracting."


     The following table sets forth for the periods presented the percentage of the Company's revenue derived from each type of contract used by the Company:



                                                                      THREE MONTHS
                                      YEAR ENDED MARCH 31,           ENDED JUNE 30,
                                   ---------------------------      ----------------
       TYPE OF CONTRACT(1)         1995       1996       1997       1996       1997
       -------------------         -----      -----      -----      -----      -----
Fixed-Price......................  80.0%      76.2%      81.0%      86.9%      73.1%
Time and Materials...............  19.6%      23.7%      18.9%      13.0%      26.6%


---------------


(1) Remaining revenues were derived from storage fees.


     The ability of the Company to operate profitably and to expand its operations depends substantially on its ability to attract skilled production workers, primarily welders, fitters and equipment operators. The Company was able to add 95 full-time production employees to its workforce in fiscal 1997. While the supply of production workers is limited, the demand for their services has increased as oil and gas development and production activity has increased. As a result, during 1997 the Company increased the average hourly wages of its employees, instituted a 401(k) Plan and improved several other benefit packages available to its employees. The Company has also been very active in the movement to create a more business-oriented educational system in Louisiana, which lead to the passage of a recent bill that aims to give industry more input in the teaching at vocational-technical schools. Although there can be no assurance that such initiatives will be carried out to successful completion, management believes that, in the long-term, initiatives like these are the best methods for increasing the pool of well-trained workers in Louisiana. See "Business -- Employees."

     After the Offering, the Company expects to incur additional ongoing general and administrative costs as a result of (i) the increased costs of being a public company, including the hiring of additional personnel such as a Chief Financial Officer, and (ii) an increase in compensation to several employees to offset the loss of dividend income these employees historically received from Universal Partners. It is estimated that the increase will be approximately $650,000 in the first year after the Offering.

     The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Because most of the Company's construction activities take place outdoors, the number of direct labor hours worked generally declines in winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. Operations may also be affected by the rainy weather, hurricanes and other storms prevalent along the U.S. Gulf Coast throughout the year. As a result, the Company's revenue, gross profit and net income during the fourth quarter of each fiscal year are subject to being disproportionately low as compared to the first and second quarters, and full year results may not in all cases be a direct multiple of any particular quarter or combination of quarters. The Company's results for the last three years do not dramatically reflect this effect due to (i) the large amount of revenue and income recognized in the third and fourth quarters of 1996 on one particular project and (ii) the substantial increase in production volume that began in the third quarter of 1996. The table below indicates for each quarter of the Company's last three fiscal years the percentage of annual revenue and net income earned and the number of direct labor hours worked in each quarter.


                                      1995                        1996                        1997
                            -------------------------   -------------------------   -------------------------
                            1ST.   2ND    3RD    4TH    1ST.   2ND    3RD    4TH    1ST.   2ND    3RD    4TH
                            QTR.   QTR.   QTR.   QTR.   QTR.   QTR.   QTR.   QTR.   QTR.   QTR.   QTR.   QTR.
                            ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Revenue...................   27%    29%    22%    22%    17%    26%    27%    30%    28%    27%    22%    23%
Net income................   31%    31%    25%    13%     6%    15%    32%    47%    27%    28%    21%    24%
Direct labor hours worked
  (in thousands)..........  127    136     92     81    126    143    194    193    218    242    206    236



     Most of the Company's revenue and expenses are recognized on a percentage-of-completion basis determined by the ratio that labor and subcontracting costs incurred bear to the total estimated labor and subcontracting costs required for completion. Accordingly, expected labor and subcontracting costs are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. To the extent that these adjustments result in a reduction of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment. Revenue from time and materials contracts is recognized on the basis of direct labor hours worked at fixed hourly rates and the cost of materials or sub-contract costs incurred plus mark-up.


RESULTS OF OPERATIONS


  Comparison of the Three Months Ended June 30, 1997 and 1996



     Revenue for the three months ended June 30, 1997 decreased 15.8% to $15.5 million from the $18.4 million generated in the three months ended June 30, 1996. This decrease was primarily due to the large amount of contract materials purchased in the 1996 period as compared to the 1997 period. Although the Company's direct labor hours worked during the 1997 period increased 19.5% from the number worked in the 1996 period and prices realized under fixed-price contracts were slightly higher in the 1997 period, the decreases in the amount of contract materials purchased offset these increases.



     Cost of revenue was $13.3 million in the three months ended June 30, 1997 compared to $16.3 million in the three months ended June 30, 1996. Cost of revenue consists of costs associated with the fabrication process, including direct costs (such as direct labor costs and raw materials) and indirect costs (such as supervisory labor, utilities, welding supplies and equipment costs) that can be specifically allocated to projects. These costs decreased as a percentage of revenues to 85.8% in 1997 from 88.6% in 1996.



     Gross profit for the three months ended June 30, 1997 increased to $2.2 million from $2.1 million in the 1996 period as improved margins on fixed price contracts and a favorable mix of services and materials on the Company's time and materials contracts offset the decrease in revenue.



     General and administrative expense was $0.4 million in the three months ended June 30, 1997 compared to $0.3 million in the three months ended June 30, 1996. This increase is due to increases in employee costs, primarily salaries and benefits.



     Interest income decreased to $27,000 in the three months ended June 30, 1997 from $48,000 in the three months ended June 30, 1996, as the weighted average of invested funds was lower in 1997 as compared to 1996, due to larger than average delays in collecting some international receivables in the quarter. A large portion of these receivables were collected near the end of the quarter and resulted in a decrease in receivables at June 30, 1997 compared to March 31, 1997 despite additional billings during the period. The collection period of international receivables is generally longer than that for receivables from projects installed in the U.S. Gulf of Mexico.


  Comparison of the Years Ended March 31, 1997 and 1996

     During the year ended March 31, 1997, the Company's revenue was $66.7 million, a 28.8% increase from the $51.8 million generated in the year ended March 31, 1996. This increase was primarily caused by an increase in direct labor hours worked and, to a lesser extent, prices realized under fixed-price contracts. Although direct labor hours worked increased 37.5% in fiscal 1997 over fiscal 1996, this increase did not result in a proportionate increase in revenue due to the lower productivity of employees newly hired in fiscal 1997 compared to the productivity of the Company's longer term employees.


     Cost of revenue was $58.6 million in fiscal 1997 compared to $40.4 million in fiscal 1996. These costs increased as a percentage of revenues to 87.8% in 1997 from 77.9% in fiscal 1996. In fiscal 1996, a major contract obtained on a fixed-price basis was completed at a materials cost substantially lower than that estimated in connection with the bid, which the Company had prepared on the basis of the customer's designs. Had the contract been completed at the materials cost originally estimated, cost of revenue during fiscal 1996 would have been increased by approximately $5.5 million.


     General and administrative expense was $1.6 million in fiscal 1997 compared to $1.4 million in fiscal 1996. The Company's general and administrative expense as a percentage of revenue decreased to 2.5% in 1997 as compared to 2.7% in fiscal 1996 as the increase in the Company's revenue did not require a proportionate increase in such expenses.

     Interest income decreased to $145,000 in fiscal 1997 from $318,000 in fiscal 1996, as the weighted average of invested funds was lower in fiscal 1997 as compared to fiscal 1996, due to longer than average delays in collecting some international receivables in 1997.

     Receivables increased in fiscal 1997 primarily because of delays in collection of receivables from contractors on projects installed in overseas locations.

  Comparison of the Years Ended March 31, 1996 and 1995

     During the year ended March 31, 1996, the Company had revenue of $51.8 million as compared to $27.9 million in fiscal 1995, an 85.8% increase. This increase was primarily due to a 50.5% increase in direct labor hours worked over 1995, and the fact that in connection with a single fixed-price contract performed in fiscal 1995, the customer, rather than the Company, supplied the materials.

     Cost of revenue was $40.4 million in fiscal 1996 compared to $23.2 million in 1995. This cost decreased as a percentage of revenue to 77.9% in fiscal 1996 from 83.1% in 1995. This decrease was primarily the result of the Company's performance during fiscal 1996 on the major contract described above.

     General and administrative expense remained relatively constant at $1.4 million in 1996 compared to $1.3 million in fiscal 1995.

     Interest income was $318,000 in fiscal 1996 compared to $45,000 in fiscal 1995, as the weighted average of invested funds was higher in fiscal 1996 compared to fiscal 1995, due primarily to higher profits in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES


     Historically, the Company has funded its business activities through funds generated from its operations. Net cash provided by operations was $3.4 million, $4.3 million and $2.3 million for the years ended March 31, 1995, 1996 and 1997, respectively, and $5.6 million for the three months ended June 30, 1997. The Company's capital requirements historically have been for improvements to its facilities and equipment to increase the productivity of its labor force. During fiscal 1996 and fiscal 1997, the Company had capital expenditures of $402,000 and $821,000, respectively. The Company spent $50,000 on capital expenditures in the first quarter of fiscal 1998.


     The Shareholders' Agreement requires that, unless determined otherwise by a majority of directors of Universal Fabricators, including at least one director elected by each of McDermott and Universal Partners, 90% of Universal Fabricators' net income for the previous fiscal year, less reserves, for each fiscal year be distributed to McDermott and Universal Partners as dividends. For fiscal 1995, 1996 and 1997, Universal Fabricators paid dividends of approximately 90% of its net income, totaling $1.9 million, $5.8 million and $3.6 million, respectively. As a result of this practice, the Company has limited capital expenditures and restrained potential growth. In connection with the Offering, the Shareholders' Agreement will be terminated. After the Offering, the Company intends to retain its earnings, if any, for use as working capital and to fund capital expenditures. The Company's past capital expenditures are not indicative of its intended capital expenditures after the Offering.


     The Company has a $10.0 million revolving line of credit with a commercial lender. The Existing Credit Facility bears interest at a floating rate 50 basis points above the prime commercial lending rate as quoted from time to time by The Chase Manhattan National Bank and is secured by the Company's accounts receivable. At June 30, 1997, the interest rate on the Existing Credit Facility was approximately 9.0%. The Existing Credit Facility also provides for the issuance of letters of credit on behalf of the Company (the "Bank Letters of Credit"). The amount of outstanding Bank Letters of Credit reduces the Company's borrowing limit on a dollar-for-dollar basis. As of March 31, 1996 and 1997, there were $2.5 million and $2.0 million, respectively, in Bank Letters of Credit outstanding and no other borrowings under the Existing Credit Facility. As of June 30, 1997, there were $2.0 million in outstanding Bank Letters of Credit and no other borrowings under the Bank Credit Facility. Outstanding amounts under the Existing Credit Facility, including Bank Letters of Credit, are currently guaranteed by McDermott. As of March 31 and June 30, 1997, the Company also had outstanding letters of credit of approximately $7.0 million that were obtained on behalf of the Company by McDermott (the "McDermott Letters of Credit"). Immediately prior to the Offering, the Company expects that approximately $7.0 million of McDermott Letters of Credit will be outstanding.


     Upon completion of the Offering, the Company expects to enter into a new $20.0 million revolving credit facility with a commercial lender, which will provide for up to $10.0 million in borrowings for general corporate purposes and for letters of credit up to $10.0 million (the "New Credit Facility"). McDermott will not guarantee any amounts outstanding under the New Credit Facility, and McDermott will be released from its obligations under the Existing Credit Facility, all Bank Letters of Credit and McDermott Letters of Credit. The McDermott Letters of Credit will be replaced by letters of credit issued as part of an additional $6.3 million available to the Company for letters of credit under the New Credit Facility. This additional $6.3 million is available to the Company solely to replace the McDermott Letters of Credit and will be reduced upon the respective expiration dates of the letters of credit issued to replace the McDermott Letters of Credit, the last of which is scheduled to expire in January of 2000.

     Capital expenditures for the 12 months following the Offering are estimated to be approximately $7.0 million, which primarily include the purchase and installation of a four-inch rolling mill, the dredging and construction of a new slip and loadout facilities for the slip, the purchase of the Company's administrative office and surrounding land from McDermott, the expansion of the Company's pipe shop and the purchase of 10 acres of land across the road from the Company's facility from Universal Partners. See "Use of Proceeds" and "Certain Transactions." Management believes that the net proceeds of the Offering, its available funds, cash generated by operating activities and funds available under the New Credit Facility will be sufficient to fund these capital expenditures and its working capital needs; however, any expansion of the Company's operations through future acquisitions may require additional equity or debt financing.

                                    BUSINESS

GENERAL


     The Company is an industry leader in the custom fabrication of decks and modules of drilling and production equipment weighing up to 3,500 tons for offshore oil and gas platforms, based on the number of decks delivered, and has special expertise in the fabrication of decks with complex piping requirements. Decks and modules fabricated by the Company can be installed on fixed and floating platforms regardless of water depth. The Company also fabricates jackets for fixed platforms; pilings and other rolled tubular steel sections; compressor and generator packages; platform living quarters; subsea templates; bridges for connecting offshore platforms; wellhead protectors; and modules for the onshore petrochemical and refining industries. In addition, the Company refurbishes and retrofits existing jackets and decks and performs offshore piping hook-up and platform maintenance services. Structures fabricated by the Company are installed in oil and gas producing waters around the world, primarily the Gulf of Mexico and offshore West Africa.


     The Company, founded in 1980, has been profitable for each of the last five years largely as a result of management's ability to control costs, provide high quality, reliable services and expand successfully into international markets. The Company's revenue increased 139% from $27.9 million in its fiscal year ended March 31, 1995 to $66.7 million in the fiscal year ended March 31, 1997. During the same period, the Company's workforce and direct labor hours worked increased by approximately 105%.


     Demand for the Company's services is primarily a function of worldwide offshore oil and gas activity. Over the past four years, improvements in production techniques and seismic and drilling technology, together with relatively stable oil and gas prices, have resulted in accelerated drilling activity in the Gulf of Mexico and continued strong activity levels worldwide. The number of active offshore drilling rigs worldwide is at its highest point since 1986. The average number of active offshore rigs in the Gulf of Mexico has increased from approximately 80 for the year ended December 31, 1992 to more than 155 for the year ended December 31, 1996.


     Due to the time required to drill an exploratory offshore well, formulate a development plan and design offshore platforms, the fabrication and installation of such platforms usually lag exploratory drilling by one to three years. As a result, high levels of drilling activity worldwide, particularly in the Gulf of Mexico, have only recently impacted the demand for the Company's custom fabrication services. The Company believes its strong presence in both overseas markets and the Gulf of Mexico market, coupled with continued strong oil and gas activity in these markets, has enabled it to selectively obtain high margin fabrication work and benefit from increased pricing levels.


     The Company's operations are conducted on approximately 140 acres of land and 225,000 square feet of covered fabrication area at the Port of Iberia, approximately 20 miles southeast of Lafayette, Louisiana and 30 miles north of the Gulf of Mexico. Current access routes to the Gulf of Mexico permit the transporting of jackets for use in waters up to 300 feet deep and decks and other structures weighing up to 3,500 tons. A by-pass along one of these waterways could provide access from the Company's facilities to the Gulf of Mexico for structures weighing up to 6,000 tons, if it were to be reopened and dredged to sufficient depth. Local port commissions have proposed the reopening and dredging of this by-pass with state and local funds. The Company believes that there is widespread support for this proposal and that the by-pass may be reopened within the next two years. No assurance can be given as to whether or when such project will be completed or whether the increased channel depth will be maintained. If the project is not completed by state or local authorities, the Company could pay to have this bypass reopened and dredged, which expense may be economically justifiable in connection with the large revenue amounts typically derived from fabrication of large structures.


     1992 EXPANSION TRANSACTION. The Company's predecessor, Universal Partners, was organized in 1980 by its founder, Dailey J. Berard. In 1992, in order to expand its capabilities at the Port of Iberia and meet increasing demand for its services, Universal Partners entered into an agreement with McDermott, a subsidiary of McDermott International, Inc. Universal Partners contributed as a going concern to the then newly-formed Universal Fabricators approximately 50 acres of leased land, its buildings, fabrication equip-ment, and $2.4 million in cash. McDermott contributed an inactive fabrication yard directly across a canal from the land leased by Universal Partners, which included approximately 85 acres of land, 200,000 square feet of covered fabrication space and various equipment. The Expansion Transaction substantially enlarged the Company's yard space and increased covered fabrication area from 25,000 square feet to approximately 225,000 square feet. Both before and after the Expansion Transaction, the day-to-day operations of the Company have been conducted by Dailey J. Berard and the other members of the Company's management team.

     In the Expansion Transaction, McDermott received 49% of the outstanding stock of Universal Fabricators. McDermott will sell all of its shares of Common Stock as part of the Offering in connection with a previously announced strategy of returning to core businesses by disposing of certain assets, including certain financial investments. The Company will use a portion of the proceeds of the Offering to secure McDermott's release of its rights under certain agreements entered into in connection with the Expansion Transaction.

GROWTH AND PROFITABILITY STRATEGY

     The Company's growth and profitability strategy is to capitalize on the positive trends and current opportunities in heavy marine fabrication for the oil and gas industry. Key elements of the Company's strategy are to:

     - PURSUE EXPANDING MARKETS. The Company intends to continue to pursue high-margin fabrication work in both domestic and international offshore oil and gas producing areas where demand for its services has substantially increased over the last five years. In fiscal 1997, the Company derived 36% of its revenue from projects designed for installation in the Gulf of Mexico and believes that an increasing portion of its capacity will be used to satisfy demand for such projects. In addition, a series of large oil and gas projects are being developed for offshore Nigeria, Mexico, Brazil and Venezuela. The Company believes that these projects as well as projects in the Gulf of Mexico will provide it with significant opportunities to obtain high-margin fabrication work in both the current fiscal year and thereafter.

     - EXPAND FACILITIES. The Company intends to use a portion of the proceeds of the Offering to construct a new slip and bulkhead and develop the adjacent yard space that will enable the Company to construct and load out projects weighing up to 6,000 tons. In addition, the Company intends to acquire and install a four-inch rolling mill which will enable the Company to satisfy all of its rolled good requirements in-house, including larger diameter pipe not currently rolled by the Company. The Company believes that the enhanced capabilities provided by the new facilities will provide the Company with opportunities to satisfy its customers' increasing needs for structures usable in deep waters throughout the world.

     - MANAGE BACKLOG. The Company has historically attempted to manage its backlog in order to benefit from pricing trends. In periods of rising prices, the Company intentionally avoids building high levels of backlog in order to maximize its ability to pursue higher margin projects. The Company believes that, as a low-cost fabricator, it is well positioned to benefit from this strategy.

     - IMPROVE WORKFORCE EFFICIENCY. The Company believes that its success has been founded on its well motivated workforce, efficient management and low overhead costs. To take advantage of the increased demand for its services, the Company will continue to emphasize its low cost structure and will seek to increase the productivity of its workforce by using a portion of the proceeds of the Offering to purchase additional automated, labor-saving equipment and to expand and upgrade its existing buildings and equipment. The Company also intends to expand its investment in employee education and training in order to upgrade employee skill levels and productive capacity.


     - INCREASE EMPLOYEE POOL. In fiscal 1997, the Company added approximately 95 full-time production employees to its workforce. The Company estimates that its current facility could accommodate a workforce of more than double the 408 workers employed by the Company at July 31, 1997. The Company intends to continue its efforts to increase its skilled workforce in order to increase the

       Company's production capacity. To address the current shortage of skilled workers in south Louisiana, the Company has been cooperating with local and regional associations and government authorities to foster the training of skilled workers. The Company believes that there is a large number of trainable employees residing in reasonable proximity to its facility. The Company further believes that companies whose products and services are complementary to those of the Company are available for acquisition and that its capital structure after the Offering will enable it to pursue such acquisition opportunities as a means of expanding its skilled workforce.

DESCRIPTION OF OPERATIONS

     The Company's primary activity is the fabrication of decks and modules for offshore oil and gas drilling and production platforms. The Company has extensive experience in the fabrication of decks and modules with complex piping requirements and believes that its reputation for efficient, timely and high quality production of these structures gives it a competitive advantage in obtaining projects of this type. The decks and modules built by the Company may weigh up to 3,500 tons and can be installed on platforms regardless of water depth. The Company also fabricates jackets for fixed production platforms for use in up to 300 feet of water. Other structures fabricated by the Company include pilings and other rolled tubular steel sections; modules of drilling and production equipment; compressor and generator packages; platform living quarters; subsea templates; bridges for connecting offshore platforms; wellhead protectors; other structures used in production and development activities; and modules for the onshore petrochemical and refining industries. The Company can construct and has in the past constructed platform drilling rigs, posted drilling rigs and barges.

     FABRICATION OF DECKS AND OTHER OFFSHORE PLATFORM COMPONENTS. The Company fabricates decks and modules for fixed and floating offshore platforms as well as jackets for fixed offshore platforms. A fixed platform is the traditional type of platform used for the offshore drilling and production of oil and gas. Most fixed platforms currently in use are of the traditional jacket-type design. Recently there has been an increase in the use of floating platforms as a result of increased drilling and production activities in deeper waters. Floating platforms are of three basic types: tension-leg platforms, spar platforms and floating production facilities. See "Glossary of Certain Technical Terms." Fixed platforms are generally better suited for shallower water depths, whereas floating platforms, although they can be used in any water depth, are primarily used in water depths greater than 1,000 feet. Because they are mobile (and can therefore be reused), floating platforms are sometimes used in water depths that could accommodate fixed platforms, particularly where the petroleum reservoir has a relatively short production life.

     The Company also fabricates subsea templates which often form a part of a subsea production system. Subsea production systems, which are systems that contain primary well control equipment and rest directly on the ocean floor, are becoming more prevalent in very deep water, in areas subject to severe weather conditions and in smaller fields with relatively short production lives that are located near existing infrastructures. These systems are generally connected to existing surface facilities, which augment subsea hydrocarbon processing and transportation operations.

     The most common type of fixed platform consists of a deck structure located above the level of the storm waves and supported by a jacket. A jacket is a tubular steel, braced structure extending from the mudline on the seabed to a point above the water surface which is in turn supported on tubular steel pilings driven deep into the seabed. The deck structure is designed to accommodate multiple functions, including drilling, production, separating, gathering, piping, compression, well support and crew quartering. Most fixed platforms built today can accommodate both drilling and production operations. These combination platforms are generally larger and more costly than single-purpose structures. However, because directional drilling techniques permit a number of wells to be drilled from a single platform and because drilling and production can take place simultaneously, combination platforms are often more cost effective.

     Decks are built as either a single structure or in modular units. The composition and quantity of petroleum in the well stream generally determine the design of the production deck on a processing platform. Typical deck production equipment includes crude oil pumps, gas and oil separators, gas compressors and electricity generators. Much of this equipment involves the use of complex piping and electrical components.

The equipment, piping and controls associated with major process subsystems are often joined together in modules which can then be installed on the deck as a unit either on land or offshore. Platforms can be joined by bridges to form complexes of platforms to service very large projects and to improve safety by dividing functions among specialized platforms. Floating platforms, like fixed platforms, support decks or modules with equipment to perform oil and gas processing and may support drilling operations as well.

     Most of the structural steel used in the Company's operations arrives at the Company's fabrication yards as standard steel shapes and steel plate. The standard shapes and plate are cut to appropriate sizes or shapes and, in some cases, rolled into tubular sections by the Company's rolling mill. These sections are welded together into structures that become part of decks, modules, jackets and other platform structures.

     While the structural portion of a deck or module is being assembled, process piping is fabricated in the Company's pipe shop. Piping is made into spools by fitting and welding together pipe and pipe fittings. To the extent possible, pipe supports and pipe spools are installed onto the various structural subassemblies of a deck or module before final assembly. The completed structural subassemblies are then lifted, positioned and welded together. Finally, the oil and gas process equipment along with the remaining pipe supports and pipe spools, valves and electrical and instrumentation components are installed and connected. The Company has installed both carbon and alloy steel piping in accordance with accepted industry codes and has also installed process piping for sour gas service, which requires adherence to more stringent industry code requirements.

     The Company typically performs a wide range of testing and commissioning activities. Virtually every contract requires as a minimum non-destructive testing of structural and piping welds, piping hydrostatic pressure testing, and loop testing of instrumentation and electrical systems. Commissioning of certain process subsystems is also commonly performed by the Company. A series of protective coatings is applied to the critical areas of the deck or module to resist the extremely corrosive conditions in an offshore environment. The Company generally subcontracts certain parts of the work to qualified subcontractors, particularly electrical, instrumentation and painting.

     The Company generally purchases equipment and pressure vessels to customer specifications from qualified vendors. However, some or all of the equipment and pressure vessels may be supplied by the customer. The Company typically procures most of the piping, pipe fittings, valves, instrumentation and electrical materials in accordance with the customer's specifications as part of its contract.

     Jackets are generally built in sections so that, to the extent possible, much of their fabrication is done on the ground. As each section of legs and bracing is completed it is lifted by a crawler crane and then joined to another up righted section. When a deck, module or jacket is complete and ready for load out, it is moved along a skidway and loaded onto a cargo barge. Using ocean-going tugs, the barge and its cargo are transported to the offshore site for installation by a marine construction contractor.

     REFURBISHMENT. The Company is also active in the market for the refurbishment of existing jackets and decks. Platform operators occasionally remove platforms previously installed in the Gulf of Mexico and return the platforms to a fabricator for refurbishment, which usually consists of general repairs and maintenance work and, in some cases, modification. Approximately 18.7% of the Company's backlog at June 30, 1997, consisted of refurbishment work. In addition to structures included in backlog, there are a substantial number of structures stored by customers on Company premises, pending instructions from the customer to commence refurbishment. Because refurbishment is generally not time-critical, the Company is able to use this work as a means of keeping employees productively occupied between other more time-critical projects. Refurbishment work is most often conducted on a time and materials basis.

     OFFSHORE SERVICES. The Company also has a number of employees (ranging from approximately 25 to 50) whom it contracts to send offshore in crews to perform piping interconnect and general maintenance and repair services on offshore platforms. Oil and gas companies, which have traditionally performed this type of work using their own employees, have recently been outsourcing this work and the Company believes that this trend is likely to continue.

FACILITIES AND EQUIPMENT

     FACILITIES. The Company's corporate headquarters and main fabrication yard are located on the Port of Iberia in New Iberia, Louisiana, approximately 20 miles southeast of Lafayette, Louisiana and 30 miles north of the Gulf of Mexico. This facility includes approximately 105 acres developed for fabrication, one 12,000 square-foot office building that houses administrative staff, approximately 225,000 square feet of covered fabrication area, and approximately 25,000 square feet of warehouse storage area. The yard also has approximately 8,000 linear feet of water frontage, of which 1,200 feet is steel bulkhead which permits outloading of heavy structures. The Company currently leases approximately 55 acres of the Port of Iberia facility, including the Company's office building and five surrounding acres which are currently leased from McDermott and will be purchased with proceeds of the Offering. With a portion of the proceeds of the Offering, the Company also intends to purchase approximately 13 additional acres from McDermott and 10 acres from Universal Partners.


     The structures that the Company fabricates are transported from the Company's facilities by barge to the Gulf of Mexico by offshore construction companies. Due to the water depths of these waterways (9 to 11 feet), these barges are currently unable to transport structures weighing over 3,500 tons. One main route to the Gulf of Mexico, the Freshwater Bayou Channel, provides 12 feet of water depth to the Gulf of Mexico, but the dimensions of locks on this channel prevent the transport of structures more than 80 feet in width. There is a by-pass channel around these locks that, if usable, would permit continuous passage to the Gulf of Mexico with at least 12 feet of water depth at all points and without any material width restrictions. This water depth would generally permit the transportation of structures weighing up to 6,000 tons, which the Company will be able to fabricate once the new slip and bulkhead is constructed (to be funded with a portion of the proceeds of this Offering). Due to the silt that has built up on both sides of the by-pass, the by-pass is currently impassable without extensive dredging. On the basis of amounts spent in the past by contractors other than the Company in order to facilitate the transportation of certain structures, it is estimated that the cost of dredging the silt from the by-pass and opening the by-pass channel would be $400,000 to $500,000. Recently, the Abbeville Port Commission has proposed that the State of Louisiana fund the reopening and dredging of the by-pass, a project that would open the by-pass for at least one year and possibly longer, depending upon the extent of future traffic through the by-pass. The Company believes that there is widespread support for this proposal and that the by-pass may be reopened within the next two years. There can be no assurance however as to whether or when such project will be completed or whether the increased channel depth will be maintained. If this project is not completed by the state, the Company would remain unable to deliver structures weighing over 3,500 tons unless it determined to incur the additional costs described above.


     EQUIPMENT. The Company's main yard houses its two-inch plate roll, a Wheelabrator grit blast system, a hydraulic press brake, and various other equipment needed to build offshore structures and fabricate steel components. The Company also has an automatic plate cutting machine used for cutting steel in complex geometric sections and various other equipment used in the Company's fabrication business. The Company also currently uses nine crawler cranes, which range in tonnage capacity from 50 to 230 tons. Of these cranes, five are owned by the Company and four are leased. The Company performs routine maintenance on all of its equipment.

     The Company's plate rolling mill allows it to roll approximately 6,000 tons of pipe per year. The Company's current rolling mill satisfies approximately 80% of the Company's current needs, with the Company using outside suppliers or other fabricators for the rest of its rolled goods. The Company intends to use a portion of the proceeds of the Offering to purchase a four-inch rolling mill which would enable the Company to do all of its plate rolling at its fabrication facility. This should enable the Company to coordinate all aspects of platform construction, which can reduce the risk of cost overruns, delays in project completion and labor costs. In addition, the four-inch rolling mill may also be used to roll steel for other fabricators on a subcontracting basis. The Company's grit blast system can blast steel at a rate approximately ten times faster than conventional sandblasting. This greatly reduces labor costs and also decreases the Company's use of conventional sandblasting, which is considered to be a more hazardous and slower method of preparing steel for painting.

MATERIALS

     The principal materials used by the Company in its fabrication business -- standard steel shapes, steel plate, piping, pipe fittings, valves, welding gases, fuel oil, gasoline and paint -- are currently available in adequate supply from many sources. The Company does not depend upon any single supplier or source.


     Although the Company's rolling mill has not caused any substantial downtime for the Company, it is an older piece of equipment that requires constant maintenance. If the rolling mill were to become inoperable for a material amount of time, the Company would be forced to purchase rolled goods from other suppliers. There can be no assurance as to the Company's ability to purchase such goods in the quantities desired and there can be no assurance that prices at which these products may be purchased would not be materially higher than the internal costs that the Company would otherwise bear in producing such rolled goods. Loss of the rolling mill for a significant period of time would have a material adverse effect on the Company's results of operations. The Company obtains the remainder of its rolled goods from various regional suppliers. As demand for fabricated structures increases, the Company's ability to obtain the rolled steel that it needs at acceptable prices decreases. If the Company were not able to obtain such products or if prices for such goods became prohibitively expensive, the Company's profitability and results of operations could be materially adversely affected. See "Risk Factors -- Facility Limitations."


SAFETY AND QUALITY ASSURANCE


     Management is concerned with the safety and health of the Company's employees and maintains a safety assurance program to reduce the possibility of costly accidents. The Company's safety department establishes guidelines for compliance with all applicable state and federal safety regulations. Such laws and regulations are complex, stringent and are often changed. Sanctions for noncompliance may include revocation of or suspension of permits, corrective action orders, cease and desist orders, administrative or civil penalties and criminal prosecution. There can be no assurance that the Company is or will be at all times in full compliance with all applicable laws and regulations. Failure to comply could have a material adverse effect on the Company.



     The Company provides training and safety education through orientations for new employees and subcontractors, daily crew safety meetings and first aid and CPR training. The Company also employs several safety engineers. The Company has a comprehensive drug testing program and conducts periodic employee health screenings. A safety committee, whose members consist of management representatives and peer elected field representatives, meets monthly to discuss safety concerns and suggestions that could prevent future accidents. The Company has at times contracted with a third-party safety consultant to provide training and suggestions and a licensed emergency medical technician in its ongoing commitment to a safe and healthy work environment. The Company believes that its safety program and commitment to quality are vital to attracting and retaining customers and employees.


     The Company fabricates to the standards of the American Petroleum Institute, the American Welding Society, the American Society of Mechanical Engineers and specific customer specifications. The Company uses welding and fabrication procedures in accordance with the latest technology and industry requirements. Training programs are conducted to upgrade skilled personnel and maintain high quality standards. In addition, the Company maintains on-site facilities for the x-ray of all pipe welds, which process is performed by an independent contractor. Management believes that these programs generally enhance the quality of its products and reduce their repair rate.

CUSTOMERS AND CONTRACTING


     The Company's customers are primarily major and independent oil and gas companies and offshore marine construction contractors. The Company's structures are used primarily offshore West Africa and in the Gulf of Mexico. The Company does not anticipate that the sale of McDermott's interest in the Company as part of the Offering will have a significant effect on the demand for its services or its ability to obtain fabrication work.

     A large portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year-to-year. At June 30, 1997, 57% of the Company's backlog was attributable to two projects. The following table provides information with respect to customers who accounted for more than 10% of the Company's revenue for each of the four fiscal years ending March 31, 1997:


YEAR ENDED MARCH 31,                     CUSTOMER                      % OF REVENUE
--------------------                     --------                      ------------
        1997                        Bouygues Offshore                        35
                                McDermott-ETPM West, Inc.*                   26
        1996                Mobil Producing Nigeria Unlimited                53
                                   Shell Offshore Inc.                       11
        1995                      Overseas Bechtel Inc.                      29
                                   Shell Offshore Inc.                       10
        1994                    British Gas Tunisia, Ltd.                    16
                                  ABB Lummus Crest, Inc.                     14
                       Pennzoil Exploration & Production Co., Inc.           12


---------------

* McDermott-ETPM West, Inc. is a joint venture between an affiliate of McDermott and a third party. Neither McDermott nor its affiliate exercises day-to-day control over the joint venture.

     Although the Company's direct customers on many projects are installation contractors, each project is ultimately fabricated for use by an oil and gas company. The Company, from time to time, contracts with multiple installation contractors who may be supplying structures to the same oil and gas company and, in some instances, contracts directly with the oil and gas companies. Thus, concentration among the Company's customers may be greater when the customer is viewed as the oil and gas company rather than the installation contractor. For example, at June 30, 1997, the Company estimates that approximately 89% of its backlog was for projects to be built for three oil and gas companies.


     Because the level of fabrication that the Company may provide, directly or indirectly, to any particular oil and gas company depends, among other things, on the size of that company's capital expenditure budget devoted to platform construction in a particular year and the Company's ability to meet the customer's delivery schedule, companies that account for a significant portion of the Company's revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. The level of fabrication that the Company may provide as a subcontractor to an offshore construction company depends, among other things, on the ability of that company to successfully obtain prime contracts with oil and gas companies and the ability of the Company to meet the delivery schedule of the prime contractor. Thus, the prime contractors who account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. However, the loss of any significant customer (whether an oil and gas company with which the Company directly contracts or a prime contractor for which the Company has provided services on a subcontract basis) for any reason, including a sustained decline in an oil and gas company's capital expenditure budget or the prime contractor's inability to successfully obtain contracts, or other competitive factors, could result in a substantial loss of revenue and have a material adverse effect on the Company's operating performance. See "Risk Factors -- Dependence on Significant Customers."


     Most of the Company's projects are awarded on a fixed-price basis, and while customers may consider other factors, including the availability, capability, reputation and safety record of a contractor, price and the ability to meet a customer's delivery schedule are the principal factors on which the Company is awarded contracts. The Company's contracts generally vary in length from one month to eighteen months depending on the size and complexity of the project.

     Under fixed-price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, with respect to fixed-price contracts, the Company retains all cost savings but is also responsible for all cost overruns. Under time and materials arrangements, the Company receives a specified hourly rate for direct labor hours worked (which exceeds its direct labor costs) and a specified percentage mark-up over its cost for materials. As a result, under time and materials contracts, the Company is protected against cost overruns but does not benefit directly from cost savings. As the Company is typically able to obtain prices for materials in excess of its costs, the cost and productivity of the Company's labor force are the key factors affecting the Company's operating profits. Consequently, it is essential that the Company control its labor costs and the productivity of its workforce. Each project is reviewed on at least a weekly basis by the Company's top management to insure that difficulties and cost overruns can be identified early in the project and corrected. Although no assurance can be given that the Company will realize profits on its current or future contracts, the Company believes that the active involvement of its top management reduces the likelihood of significant cost overruns. See "Risk Factors -- Contract Bidding Risks."


COMPETITION

     The offshore platform fabrication industry is highly competitive and influenced by events largely outside of the control of offshore platform fabrication companies. Since 1992, there has been a consolidation in the industry as several marine construction companies have combined with other companies or ceased operations altogether. As a result of this consolidation, there are approximately eight remaining domestic competitors for custom fabrication projects, several of which are substantially larger and have greater resources and capabilities than the Company. These companies compete intensely for available projects, which are generally awarded on a competitive bid basis with customers usually requesting bids on projects one to three months prior to commencement. For international projects, the Company competes with many of the same domestic fabricators, as well as with several foreign fabricators, some of which are substantially larger and have greater financial resources and capabilities than the Company.

     The Company's marketing staff contacts offshore construction contractors and oil and gas companies to obtain information as to upcoming projects so that the Company will be well positioned to bid for the projects. Although price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified fabricator is awarded a contract for a project, customers also consider, among other things, the availability of technically capable personnel and facility space, a fabricator's efficiency, condition of equipment, reputation, safety record and customer relations. The Company believes that the limited availability of experienced supervisory and management personnel, as well as skilled laborers, presents the greatest barrier to entry to new companies trying to enter the fabrication industry.

     The Company believes that its competitive pricing, expertise in fabricating offshore marine structures and its long-term relationships with international customers will enable it to continue to compete effectively for projects destined for international waters. The Company recognizes, however, that foreign governments often use subsidies and incentives to create jobs where oil and gas production is being developed. The additional transportation costs that will be incurred when exporting structures from the U.S. to foreign locations may hinder the Company's ability to successfully bid for projects against foreign competitors. Because of subsidies, import duties and fees, taxes on foreign operators and lower wage rates in foreign countries along with fluctuations in the value of the U.S. dollar and other factors, the Company may find it increasingly difficult to remain competitive with foreign contractors for projects designed for use in international waters.

BACKLOG

     As of June 30, 1997, the Company's backlog was approximately $21.1 million, all of which management expects to be performed by June 30, 1998. Of the Company's backlog at June 30, 1997, 57% was attributable to two projects.

     The Company's backlog is based on management's estimate of the remaining labor, material and subcontracting costs to be incurred with respect to those projects as to which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts, letters of intent or other forms of authorization. Often, however, original contract prices are based on incomplete engineering and design specifications. As engineering and design plans are finalized or changes to existing plans are made, the total contract price to complete such projects is likely to change. In addition, most projects currently included in the Company's backlog are subject to termination at the option of the customer, although the customer in that case is generally required to pay the Company for work performed and materials purchased through the date of termination and, in some instances, pay the Company termination fees. See "Risk Factors -- Backlog."


GOVERNMENT AND ENVIRONMENTAL REGULATION

     Many aspects of the Company's operations and properties are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. The exploration and development of oil and gas properties located on the outer continental shelf of the United States is regulated primarily by the MMS. The MMS has promulgated federal regulations under the Outer Continental Shelf Lands Act requiring the construction of offshore structures located on the outer continental shelf to meet stringent engineering and construction specifications. The Company is not directly affected by regulations applicable to offshore construction operations as are its customers which install and operate the structures fabricated by the Company, but the Company is required to construct these structures in accordance with customer design which must comply with applicable regulations; to the extent such regulations detrimentally affect customer activities, the operations of the Company may be adversely affected. Violations of the laws and related regulations directly affecting the Company's operations can result in substantial civil and criminal penalties as well as injunctions curtailing operations. The Company believes that its operations are in compliance with these and all other laws and related regulations affecting the fabrication of structures for delivery to the outer continental shelf of the United States and the laws and related regulations governing other areas of the world. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry. In addition, offshore construction and drilling in certain areas have been opposed by environmental groups and, in certain areas, has been restricted or prohibited. To the extent laws or regulations are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, the business and prospects of the Company could be adversely affected, although such restrictions in the areas where the Company's products are used have not been substantial. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing laws or regulations.


     The Company's operations and properties are subject to a wide variety of increasingly complex and stringent federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. These laws may provide for "strict liability" for damages to natural resources and threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, cease and desist orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability, without regard to fault or negligence, for remediation of spills and other releases of hazardous substances. In addition, the Company may be subject to claims alleging personal injury, property damage or natural resource damage as a result of the handling of hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.



     The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. Compliance with such environmental laws and regulations requires the acquisition of permits and other authorizations for certain activities and compliance with various standards and procedural requirements.

     The Company is currently in the process of applying for certain permits from the Louisiana Department of Environmental Quality for its facilities and upgrading its general environmental compliance. These permits are necessary for the operation of certain facilities in accordance with environmental requirements. While there can be no assurance that the permits will be issued, management believes that the Company will be able to obtain the required permits and bring its facilities into substantial compliance with current regulatory standards without material effect to its operations. The Company has budgeted $150,000 for the costs of completing the necessary environmental permitting and compliance matters.



     In addition to the Company's operations, in the past other industrial operations have been conducted by other entities on the properties now utilized by the Company. Although the Company does not believe that there are any material remediation requirements on its properties, it is possible that these past operations may have caused unknown environmental conditions to exist that might in the future require remediation.



     The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act and regulations promulgated thereunder. In addition, various other governmental and quasi-governmental agencies require the Company to obtain certain miscellaneous permits, licenses and certificates with respect to its operations. The kind of permits, licenses and certificates required in the Company's operations depend upon a number of factors. The Company believes that it has all such miscellaneous permits, licenses and certificates that are material to the conduct of its existing business.



     The Company's efforts to comply with the laws and regulations discussed in this section have entailed certain additional expenses and changes in operating procedures. These expenses have not been substantial over the past ten years, and the Company believes that, except for the amount budgeted for permitting matters as discussed above, compliance with these laws and regulations will not have a material adverse effect on the Company's business or financial condition for the foreseeable future. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, stricter or different interpretations of existing laws and regulations or adoption of new laws and regulations, may require additional expenditures by the Company, which expenditures may be material. See "Risk Factors -- Regulatory and Environmental Matters."


     The Company also has employees engaged in offshore operations which are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established under state workers' compensation laws (which are applicable to the Company's other employees) inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job related injuries, with generally no limitations on the Company's potential liability.

     In addition to government regulation, various private industry organizations, such as the American Petroleum Institute, the American Society of Mechanical Engineers and the American Welding Society, promulgate technical standards that must be adhered to in the fabrication process.

INSURANCE

     The Company maintains insurance against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's facilities. The Company also maintains general liability insurance, workers' compensation liability and maritime employer's liability insurance. All policies are subject to deductibles and other coverage limitations. Although management believes that the Company's insurance is adequate, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

LEGAL PROCEEDINGS

     The Company is a party to various routine legal proceedings primarily involving commercial claims, workers' compensation claims, and claims for personal injury under the General Maritime Laws of the United

States and the Jones Act. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on the Company's business or financial condition.

EMPLOYEES


     During the fiscal year ended March 31, 1997, the number of Company employees increased by 95 full-time production employees to 425 at year-end. As of July 31, 1997, the Company had approximately 408 employees. The Company also engages the services of subcontractors. Management estimates that these subcontractors provide from time to time approximately 50 to 125 workers to perform certain tasks in connection with the Company's projects. None of the Company's employees is employed pursuant to a collective bargaining agreement, and the Company believes that its relationship with its employees is good.



     The Company's ability to remain productive and profitable depends substantially on its ability to attract and retain skilled construction workers, primarily welders, fitters and equipment operators. In addition, the Company's ability to expand its operations depends primarily on its ability to increase its workforce. The demand for such workers is high, and the supply is extremely limited. While the Company believes its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these occurs, in the near-term, the profits expected by the Company from work in progress could be reduced or eliminated and, in the long-term, to the extent such wage increases could not be passed on to the Company's customers, the production capacity of the Company could be diminished and the growth potential of the Company could be impaired. See "Risk Factors -- Need for Skilled Workers."


     The Company has taken an active role in the movement to create a more business-oriented educational system in Louisiana. For example, Dailey J. Berard, the Company's President, Chief Executive Officer and Chairman of the Board, has recently been appointed by Louisiana Governor Mike Foster to the Louisiana Workforce Commission, a group consisting of 25 members, 11 of whom are representatives of business and industry. This Commission, which was established by recent Louisiana legislation, will oversee the spending of $400 million in job training funds appropriated by the legislature. The Commission will coordinate federal worker training programs, exercise authority over policy and funding decisions for worker training programs, oversee an occupational information system and create regional employer-oriented workforce boards. Although there can be no assurance that such initiatives will enable the Company to meet its hiring needs, management believes that, in the long-term, initiatives like these are the best methods for increasing the pool of skilled workers from which it can draw employees.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth, as of the date of this Prospectus, certain information with respect to the Company's directors and executive officers.


                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Dailey J. Berard..........................  68    President, Chief Executive Officer and
                                                  Chairman of the Board
Larry L. Clement..........................  53    Vice President -- Operations
Dennis W. LaFleur.........................  51    Vice President -- International Sales
David J. Berard...........................  51    Vice President -- Domestic Sales
Louis C. Peltier..........................  67    Vice President -- Power and Equipment
Peter J. Roman............................  46    Vice President and Chief Financial Officer
Charles E. Broussard......................  72    Director
Perry Segura..............................  67    Director
Richard E. Roberson, Jr...................  60    Director
George C. Yax.............................  56    Director


     Dailey J. Berard has served as President, Chief Executive Officer and Chairman of the Board of the Company since its founding in 1980. He was trained as a civil engineer and has over 45 years of experience in the oil service industry, working with several different companies, including Houston-New Orleans, Inc., Houston Systems Manufacturing Company and Norman Offshore Pipelines, Inc. Mr. Berard and David J. Berard are brothers.

     Larry L. Clement has been employed by the Company since 1980, and has served as the Company's Vice President -- Operations since 1992. From 1976 to 1980, Mr. Clement served as Yard Superintendent for Houston Systems Manufacturing Company and has over 25 years of experience in the fabrication industry.

     Dennis W. LaFleur has been employed by the Company since 1981, and has served as the Company's Vice President -- International Sales since 1995 and as Vice President - Sales since 1992. From 1977 to 1981, he served as Chief Engineer for Houston Systems Manufacturing Company, and from 1974 to 1977 served as a project engineer for Houston Construction Company.

     David J. Berard has been employed by the Company since 1981, and has served as the Company's Vice President -- Domestic Sales since 1995. Mr. Berard held various positions with the Company since he joined the Company in 1981, including Corporate Secretary from 1992 to 1995. From 1978 to 1981, he served as the district manager for the fabrication yard of Waukesha Pearce Industries, and from 1973 to 1978 served as the General Superintendent of Fabrication for Houston Systems Manufacturing Company. Mr. Berard and Dailey J. Berard are brothers.

     Louis C. Peltier has been employed by the Company since 1981, and has served as the Company's Vice President-Power and Equipment since 1992. Prior to joining the Company, from 1947 to 1981, Mr. Peltier was employed by Waukesha Pearce Industries in various positions, including District Manager.

     Peter J. Roman was appointed Vice President and Chief Financial Officer on June 30, 1997. Since June 1984, Mr. Roman has been a certified public accountant with the international accounting firm of Ernst & Young LLP, most recently as a senior manager. Mr. Roman graduated from Louisiana State University in 1984 with a B.S. in Accounting and is a member of the Louisiana State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

     Charles E. Broussard has been a director of the Company and its predecessors since 1980. Mr. Broussard is currently the owner of Flying J. Ranch, Inc., a cattle and rice farm in southern Louisiana. Mr. Broussard has over 40 years of experience in the real estate and import/export businesses.

     Perry Segura has been a director of the Company and its predecessors since 1980. Mr. Segura is an architect in New Iberia, Louisiana and is also active in real estate development in south Louisiana. Mr. Segura was Vice Chairman of the Board of Supervisors of Louisiana State University for the 1996-97 year and is Chairman for the current year. Mr. Segura graduated from Louisiana State University with a B.S. in Architectural Engineering in 1954.


     Richard E. Roberson, Jr. joined the Company's Board of Directors in July 1997. He served as Vice President, Chief Financial Officer, Treasurer and a director of Global Industries, Ltd. from December 1992 to May 1996, when he retired. From March 1986 until September 1991, Mr. Roberson served as Vice President -- Finance for Ocean Drilling & Exploration Company. Mr. Roberson has over 30 years of experience in the oil and gas and oil service industry, including over 20 years as an accounting and financial officer.



     George C. Yax joined the Company's Board of Directors in July 1997. He is a co-founder of American Oilfield Divers, Inc. ("AOD"), a publicly traded provider of subsea products and services to the oil and gas industry, and has served as a Chairman of the Board of AOD since its inception in 1981. Mr. Yax served as President and Chief Executive Officer of AOD from its inception until December 1996. Mr. Yax has over 28 years of experience in the subsea services industry. Mr. Yax is a director of the National Oceans Industries Association and has also served in various officer capacities for the Association of Diving Contractors. Mr. Yax holds a BBA degree and an MBA degree from Sam Houston University.



     The Company's Articles of Incorporation ("Articles") and By-laws provides for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, with directors serving staggered three-year terms. The terms of the Class I directors, Messrs. Segura and Roberson, will expire in 1998. The terms of the Class II directors, Messrs. Broussard and Yax, will expire in 1999, and the term of the Class III director, Mr. Berard, will expire in 2000. Each director serves until the end of his term or until his successor is elected and qualified. See "Description of Capital Stock -- Certain Charter and By-law Provisions."


DIRECTOR COMPENSATION


     Each director who is not an employee of the Company is paid an annual director's fee of $12,000 plus $1,000 for each board or committee meeting attended. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending board and committee meetings. Each director who is not an employee of the Company, upon consummation of the Offering, will also receive options to purchase 2,500 shares of Common Stock with an exercise price equal to the Price to Public set forth on the cover page of this Prospectus and an annual grant of options to purchase no more than 2,500 shares of Common Stock (with the exact number to be set annually by the Compensation Committee) at an exercise price equal to the market price of the Common Stock on the date of the annual meeting of shareholders. These options will be immediately exercisable.


COMMITTEES


     The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's annual audit and meets with the Company's independent public accountants to review the Company's internal controls and financial management practices. The current members of the Audit Committee are Messrs. Roberson and Segura.



     The Compensation Committee recommends to the Board of Directors compensation for the Company's key employees, administers the Company's stock incentive plan and performs such other functions as may be prescribed by the Board of Directors. The current members of the Compensation Committee are Messrs. Broussard and Yax.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to its Chief Executive Officer for the year ended March 31, 1997. No other employee of the Company earned more than $100,000 in fiscal year 1997.


                                                          ANNUAL COMPENSATION
                                                          -------------------       ALL OTHER
          NAME AND PRINCIPAL POSITION             YEAR     SALARY      BONUS     COMPENSATION(1)
          ---------------------------             ----    --------    -------    ---------------
Dailey J. Berard, President and Chief Executive
  Officer.......................................  1997    $125,449    $50,015        $10,622


---------------


(1) Includes amounts credited to Mr. Berard's account under the Company's 401(k) Plan, interest earned by Mr. Berard on deferred compensation amounts and the cost of Mr. Berard's membership in the Lafayette Petroleum Club which the Company pays. The Company accrues interest on compensation deferred by Mr. Berard at the prime rate as quoted by the Chase Manhattan Bank from time to time. See "Certain Transactions."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to July 1997, the Company did not have a compensation committee. Mr. Dailey J. Berard participated in deliberations of the Company's Board of Directors concerning executive officer compensation.


     In connection with the Expansion Transaction, the Company and Mr. Dailey J. Berard entered into an employment agreement that was negotiated between Mr. Berard and McDermott. Pursuant to this agreement, Mr. Berard agreed to serve as President and Chief Executive Officer of the Company so long as he remained a shareholder of Universal Partners. Mr. Berard receives an annual salary set by the Board of Directors and a cash bonus, the amount of which is dependent on the Company's return on capital. This agreement will be terminated upon completion of the Offering.



     Upon completion of the Offering, the Company and Mr. Berard will enter into a five-year employment and non-competition agreement (the "New Employment Agreement"), a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the New Employment Agreement are the result of negotiations between Mr. Berard and the Company's Board of Directors.



     Pursuant to the New Employment Agreement, Mr. Berard will receive a yearly salary of $180,000 and will receive, as a bonus, up to 100% of his annual salary depending on the Company's net income return on capital. If, during the term of the New Employment Agreement, Mr. Berard's status as an employee is terminated for any reason other than death, disability or Cause (as defined therein) or Mr. Berard terminates his employment for Good Reason (as defined therein), Mr. Berard will be entitled (i) to receive compensation earned through the date of his termination, compensation previously deferred by Mr. Berard and any accrued vacation pay (in each case to the extent not previously paid), (ii) to receive in a lump sum amounts due for the remainder of the employment term and (iii) to demand that the Company register any shares of Common Stock held by him for sale under the Securities Act (subject to a minimum of 100,000 shares) and pay all expenses related thereto except underwriting fees, discounts and commissions, legal fees of counsel for Mr. Berard and broker-dealer charges. See "Certain Transactions" and "Shares Eligible for Future Resale." If, during the term of the New Employment Agreement and following a change-in-control of the Company, Mr. Berard's status as an employee is terminated for any reason other than death, disability or Cause or Mr. Berard terminates his employment for Good Reason, he will receive the amount described in clause (i) above plus the greater of (x) the amount described in clause (ii) above and (y) two times his annual salary. In addition, upon a change-in-control, all options granted to Mr. Berard under the Company's long-term incentive plan will vest and become exercisable. See "-- Compensation Pursuant to Plans -- Long-Term Incentive Plan." These provisions could have a negative influence on any attempt to acquire control of the Company, which could deprive shareholders of the opportunity to sell their Common Stock at a premium in the market, and could serve to entrench management.

COMPENSATION PURSUANT TO PLANS


     Long-Term Incentive Plan. In July 1997, the Company adopted and its shareholder approved the Long-Term Incentive Plan (the "1997 Plan") to provide long-term incentives to its key employees, including officers and directors who are employees of the Company (the "Eligible Employees"). Under the 1997 Plan, which is administered by the Compensation Committee of the Board of Directors, the Company may grant incentive stock options, non-qualified stock options, restricted stock, other stock-based awards or any combination thereof (the "Incentives") to Eligible Employees. The Compensation Committee will establish the exercise price of any stock options granted under the Incentive Plan, provided that the exercise price may not be less than the fair market value of the Common Stock on the date of grant. The option exercise price may be paid in cash, in Common Stock held for at least six months (unless otherwise determined by the Compensation Committee), or through a broker-assisted exercise arrangement approved by the Compensation Committee.



     A total of 460,000 shares of Common Stock are available for issuance under the 1997 Plan. Incentives with respect to no more than 200,000 shares of Common Stock may be granted to any single Eligible Employee in one calendar year. Proportionate adjustments will be made to the number of shares subject to the 1997 Plan, including the shares subject to outstanding Incentives, in the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the Common Stock. In the event of such adjustments, the purchase price of any outstanding option will be adjusted as and to the extent appropriate, in the reasonable discretion of the Compensation Committee, to provide participants with the same relative rights before and after such adjustment.



     Pursuant to the 1997 Plan, each director who is not an employee of the Company will receive options to purchase 2,500 shares upon consummation of the Offering at the Price to Public set forth on the cover page of this Prospectus. In addition, at each annual meeting of the Company's shareholders, each director who is not an employee of the Company and continues to serve as a director will receive options to purchase no more than 2,500 shares of Common Stock (with the exact number to be set annually by the Compensation Committee) at an exercise price equal to the market price of the Common Stock on the date of the annual meeting of shareholders. These options will be immediately exercisable and will expire ten years following the date of grant.



     All outstanding Incentives will automatically become exercisable and fully vested and all performance criteria will be deemed to be waived by the Company upon (i) approval by the shareholders of the Company of a reorganization, merger or consolidation of the Company or sale of all or substantially all of the assets of the Company, unless (x) all or substantially all of the individuals and entities who were the beneficial owners of the Company's outstanding Common Stock and voting securities entitled to vote generally in the election of directors immediately prior to such transaction have direct or indirect beneficial ownership, respectively, of more than 50% of the then outstanding shares of common stock, and more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the resulting entity; (y) except to the extent that such ownership existed prior to the transaction, no person (excluding any corporation resulting from the transaction or any employee benefit plan or related trust of the Company or the resulting corporation) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of common stock of the resulting corporation or 30% or more of the combined voting power of the then outstanding voting securities of the resulting entity; or (z) a majority of the board of directors of the resulting entity were members of the Company's board of directors at the time of the execution of the initial agreement or of the action of the Board providing for the transaction; (ii) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; (iii) a person or group of persons becoming the beneficial owner of more than 30% of the Company's voting stock (subject to certain exceptions); or (iv) the replacement of a majority of the Board in a contested election (a "Significant Transaction"). The Compensation Committee also has the authority to take several actions regarding outstanding Incentives upon the occurrence of a Significant Transaction, including requiring that outstanding options remain exercisable only for a limited time, providing for mandatory conversion of outstanding options in exchange for either a cash payment or Common Stock, making equitable adjustments to Incentives or providing that outstanding options will become options relating to securities to which a participant would have been entitled in connection with the Significant Transaction if the options had been exercised. These provisions could have a negative influence on any attempt to acquire control of the Company, which could deprive shareholders of the opportunity to sell their Common Stock at a premium in the market, and could serve to entrench management.



     As of the date of this Prospectus, options to purchase 133,500 shares of Common Stock have been granted under the 1997 Plan to directors and key employees of the Company, including options to purchase 65,000, 8,000, 8,000, 8,000, 4,000 and 4,000 shares to Messrs. Dailey J. Berard, Clement, LaFleur, David J. Berard, Peltier and Roman, respectively. All of the options granted as of the date of this Prospectus under the 1997 Plan have a ten-year term and an exercise price equal to the initial public offering price. These grants will be effective only upon consummation of the Offering. One-third of these options granted to the Company's employees will become exercisable upon completion of the Offering, with the remainder becoming exercisable in equal installments on the first and second anniversaries of the completion of the Offering.


LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     As permitted by Louisiana Law, the Company's Articles contain certain provisions eliminating the personal liability of the directors and officers to the Company and its shareholders for monetary damages for breaches of their fiduciary duties as directors or officers, except for (i) a breach of a director's or officer's duty of loyalty to the Company or to its shareholders,
(ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are illegal under Louisiana law and (iv) any transaction from which he or she receives an improper personal benefit. In addition, the Articles provide that if Louisiana law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by Louisiana law, as amended. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers, and limit liability only for breaches of fiduciary duties under Louisiana corporate law and not for violations of other laws such as the federal securities laws.

     As a result of the inclusion of such provisions, shareholders may be unable to recover monetary damages against directors or officers for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors or officers that might have benefitted the Company.

     The Company believes that such provisions are necessary to attract and retain qualified individuals to serve as directors and officers. In addition, such provisions will allow directors and officers to perform their duties in good faith without undue concern about personal liability if a court finds their conduct to have been negligent or grossly negligent. On the other hand, the potential remedies available to a Company shareholder will be limited, and it is possible, although unlikely, that directors and officers protected by these provisions may not demonstrate the same level of diligence or care that they would otherwise demonstrate.

     The Company's Bylaws require the Company to indemnify its directors and officers against certain expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been directors and officers, subject to certain conditions and limitations.

     In addition, each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as a director or executive officer that are in excess of the coverage provided by such insurance; provided that the director or executive officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to the Registration Statement of which this Prospectus forms a part. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth, as of the date of this Prospectus, certain information regarding beneficial ownership of the Common Stock (assuming the Partners Share Exchange (and dissolution of Universal Partners) and the McDermott Share Exchange had occurred on such date) by (i) the Selling Shareholder, (ii) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (iii) each director of the Company, (iv) each of the Company's executive officers, and (v) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the Company believes that the shareholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such shareholders.



                                                                                           PERCENT OF
                                                                                           OUTSTANDING
                                                                                          COMMON STOCK
                                                                                       -------------------
                                               NUMBER OF SHARES    SHARES TO BE SOLD    BEFORE     AFTER
          NAME OF BENEFICIAL OWNER            BENEFICIALLY OWNED    IN THE OFFERING    OFFERING   OFFERING
          ------------------------            ------------------   -----------------   --------   --------
McDermott Incorporated(1)...................      1,715,000            1,715,000         49.0%        --
Dailey J. Berard(1).........................        436,312(2)                --         11.8%       9.4%
Charles E. Broussard(3).....................        408,934(2)                --         11.6%       8.8%
Perry Segura(4).............................        437,672(2)                --         12.4%       9.5%
Larry L. Clement............................         43,721(2)                --          1.2%          *
Dennis LaFleur..............................         43,721(2)                --          1.2%          *
David J. Berard.............................         43,721(2)                --          1.2%          *
Louis C. Peltier............................         42,387(2)                --          1.2%          *
Peter J. Roman..............................          1,333(2)                --            *           *
Richard E. Roberson, Jr.....................          2,500(2)                --            *           *
George C. Yax...............................          2,500(2)                --            *           *
All directors and executive officers as a
  group (10 persons)........................      1,462,801(5)                --         40.6%      31.5%


---------------

 *  Less than one percent.

(1) The address of McDermott Incorporated is 1450 Poydras Street, New Orleans, Louisiana 70112. The address of Mr. Dailey J. Berard is c/o Universal Fabricators Incorporated, 5007 Port Road, New Iberia, Louisiana 70562.


(2) Includes the following number of shares issuable upon the exercise of options held by each of the following that will become exercisable upon completion of the Offering: Mr. Dailey Berard, 21,667; Mr. Broussard, 2,500; Mr. Segura, 2,500; Mr. Clement, 2,667; Mr. LaFleur, 2,667; Mr. David Berard, 2,667; Mr. Peltier, 1,333; Mr. Roman, 1,333; Mr. Roberson, 2,500 and Mr. Yax, 2,500.



(3) Includes 151,900 shares owned by a company controlled by Mr. Broussard. His address is 23604 S. Louisiana Highway 82, Kaplan, Louisiana 70548.



(4) Includes 373,591 shares owned by a company controlled by Mr. Segura. His address is P.O. Box 13410, New Iberia, Louisiana 70562.



(5) Includes 42,334 shares issuable upon exercise of options held by the Company's directors and executive officers that will become exercisable upon completion of the Offering.

                              CERTAIN TRANSACTIONS


     Since December 1992, the Company has leased its main administrative offices and five acres of surrounding land from McDermott for a nominal fee. Upon completion of the Offering, the Company will purchase the building and the land, together with approximately 13 additional acres, from McDermott for $700,000, which management believes is the fair market value of the land and building, if sold in an arms' length transaction. The purchase price for this land was determined by negotiations between McDermott and the Company, who was represented by Mr. Berard, its President and Chief Executive Officer. In addition, the Company will pay $6.3 million to McDermott for the release of its rights under the Shareholders' Agreement and the Put/Call Agreement. See "Formation of the Company" and "Use of Proceeds."



     The Company has agreed to purchase 10 acres of land adjacent to its facilities from Universal Partners upon completion of the Offering for $100,500. The proceeds of this sale (or interests therein through a liquidating trust) will be distributed to the shareholders of Universal Partners in connection with the dissolution of Universal Partners, which is expected to occur promptly after completion of the Offering. Shareholders of Universal Partners who are also directors and officers of the Company will receive, in the aggregate, approximately $80,000 (or trust interests therein) pursuant to this distribution. Based upon an independent appraisal, the Company believes the purchase price for the land represents its fair market value, if sold in an arms' length transaction. See "The Company" and "Use of Proceeds."



     The Company has from time to time provided fabrication services as a subcontractor to McDermott-ETPM West, Inc., which is an offshore construction company and an affiliate of McDermott. The Company provides fabrication services to this joint venture on the same basis as it does for other offshore construction companies and believes that it obtained the contracts for these services because of the quality of its bids and not because of its relationship with McDermott. In fiscal 1997, the Company generated approximately $17.4 million in revenue from such projects. As of July 31, 1997, the Company had an account receivable from McDermott-ETPM West, Inc. in the amount of $1.1 million, which the Company expects to collect in full. The Company continues to bid as a subcontractor for fabrication projects from McDermott-ETPM West, Inc., and expects that its bids will continue to be considered on the same basis after the Offering. In addition, the Company has from time to time purchased rolled goods from J. Ray McDermott, Inc., also an affiliate of McDermott, and in fiscal 1997, the cost of such purchases was approximately $330,000. The Company believes that all of these transactions were performed on an arm's length basis at prices that are typical for similar transactions between unrelated parties. The Company does not anticipate that the sale of McDermott's interest in the Company as part of the Offering will have any significant adverse effect on the Company.



     Pursuant to the New Employment Agreement, the Company has granted Mr. Dailey Berard the right to demand registration for sale under the Securities Act of any shares of Common Stock that he owns (subject to a minimum of 100,000 shares), if, during the term of the New Employment Agreement, he is removed as the Company's President and Chief Executive Officer for any reason other than death, disability or Cause (as defined therein) or he terminates his employment with the Company for Good Reason (as defined therein). The Company has agreed to pay all the expenses of such registration, other than underwriting fees, discounts and commissions, legal fees of counsel for Mr. Berard and broker-dealer charges. See "Risk Factors -- Sales Eligible for Future Resale" and "Management -- Compensation Committee Interlocks and Insider Participation."



     In 1997, Universal Fabricators distributed $370,000 to Universal Partners to reimburse Universal Partners for the costs of settling an uninsured worker's compensation claim which arose prior to the Expansion Transaction. Certain officers and directors of the Company collectively own approximately 80% of the stock of Universal Partners.


     Mr. Dailey J. Berard has deferred the receipt of all bonus payments due him since the Expansion Transaction. The Company accrues interest on such sums at the prime rate as quoted by the Chase Manhattan Bank from time to time and, as of March 31, 1997, the Company owed Mr. Berard approximately $133,000.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, no par value per share, issuable in series (the "Preferred Stock"). Upon completion of the Partners Share Exchange and the McDermott Share Exchange immediately prior to the consummation of the Offering, the Company will have 3,500,000 shares of Common Stock outstanding, which will be held of record by approximately 33 persons, and no shares of Preferred Stock will be outstanding. Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to have the Common Stock listed on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. See "Risk Factors -- No Prior Market; Possible Volatility of Market Price; Dilution." The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Certificate and By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.


COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders; shareholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company currently does not intend to pay dividends for the foreseeable future. Upon the dissolution, liquidation or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of Common Stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors has the authority, without approval of the shareholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters with respect to the Preferred Stock that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

     One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Articles grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued that would entitle holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

     In addition, certain other charter provisions that are described below may have the effect of, either alone or in combination with each other or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     Classified Board of Directors. The Articles and By-laws divide the members of the Board of Directors who are elected by the holders of the Common Stock into three classes serving three-year staggered terms.

     Advance Notice of Intention to Nominate a Director. The Articles and By-laws permit a shareholder to nominate a person for election as a director only if written notice of such shareholder's intent to make a nomination has been given to the Secretary of the Company not less than 45 days or more than 90 days prior to an annual meeting, unless less than 55 days notice is given of the meeting, in which case notice by the shareholder must be received on the 10th day after notice of the meeting was given. This provision also requires that the shareholder's notice set forth, among other things, a description of all arrangements or understandings between the nominee and the shareholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.

     Shareholders' Right to Call Special Meeting. The Articles and By-laws provide that a special shareholders' meeting may be requested by a shareholder or group of shareholders holding in the aggregate 50% or more of the Company's total voting power.

     Removal of Directors; Filling Vacancies on Board of Directors. The Articles and By-laws provide that any director elected by holders of the Common Stock may be removed at any time by a two-thirds vote of the entire Board of Directors, unless there is a person who is the beneficial owner of more than 50% of the outstanding shares of Common Stock, in which case the removal may only be for cause. In addition, any director or the entire Board may be removed at any time for cause by a vote of the holders of not less than two-thirds of the total voting power held by all holders of voting stock present or represented at a special stockholders' meeting called for that purpose. "Cause" is defined for these purposes as conviction of a felony involving moral turpitude or adjudication of gross negligence or misconduct in the performance of duties in a matter of substantial importance to the Company. The Articles and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled only by the affirmative vote of two-thirds of the remaining directors or by the shareholders, who have the right to fill the vacancy at any special meeting called for that purpose prior to such action by the Board.

     Adoption and Amendment of By-laws. The Articles provide that By-laws may be
(i) adopted only by a two-thirds vote of the entire Board of Directors and (ii) amended or repealed by either a two-thirds vote of the entire Board of Directors or the holders of 80% of the total voting power present or represented at any shareholders' meeting. Any provisions amended or repealed by the shareholders may be re-amended or re-adopted by the Board of Directors.

     Consideration of Tender Offers and Other Extraordinary Transactions. Under Louisiana law, the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, may consider, among other factors, the social and economic effects of the proposal on the Company, its subsidiaries and their respective employees, customers, creditors and communities.

     Amendment of Certain Provisions of the Articles; Other Corporate
Action. The Company's Articles require, unless the action has been approved by two-thirds vote of the entire Board of Directors, the affirmative vote of not less than 80% of the total voting power of the Company to amend, alter or repeal the provisions of the Articles relating to (i) the classification, filling of vacancies and removal of the Board of Directors,

(ii) amendments to the By-laws, (iii) the Company's election not to be governed by certain Louisiana laws relating to business combinations, (iv) limitation of liability and indemnification of directors and officers, (v) amendments to the Articles and (vi) the calling of meetings of shareholders. An amendment to the Articles not affecting any of such provisions may be approved by vote of a majority of the voting power present or represented at a meeting of shareholders. The Articles also require the vote of 80% of the total voting power to approve an amendment or a repeal of any provisions of the Articles in a way that would reduce the limitation of liability or indemnification of any person or power of the Board of Directors with respect thereto provided for in the Articles. Unless approved by a vote of at least two-thirds of the Board of Directors, a merger, consolidation, sale of all or substantially all of the assets or a voluntarily dissolution of the Company may be authorized only by the affirmative vote of the holders of 80% of the total voting power. If approved by two-thirds of the entire Board of Directors, any such action may be authorized by vote of a majority of the voting power present or represented at a meeting of shareholders.

     The provisions of the Company's Articles and By-laws summarized in the preceding paragraphs may have antitakeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in the payment of a premium over the market price for the shares of Common Stock held by such shareholder.


     Louisiana Control Share Acquisition Statute. The Louisiana Control Share Acquisition Statute provides that any shares acquired by a person or group (an "Acquiror") in an acquisition that causes such person or group to have the power to direct the exercise of voting power in the election of directors in excess of 20%, 33 1/3% or 50% thresholds shall have only such voting power as shall be accorded by the holders of all shares other than "interested shares," as defined below, at a meeting called for the purpose of considering the voting power to be accorded to such shares. "Interested shares" include all shares as to which the Acquiror, any officer of a company and any director of a company who is also an employee of a company may exercise or direct the exercise of voting power. If a meeting of shareholders is held to consider the voting rights to be accorded to any Acquiror and the shareholders do not vote to accord voting rights to such shares, a company may have the right to redeem the shares held by the Acquiror for their fair value. The statute permits the articles of incorporation or by-laws of a company to exclude from the statute's application acquisitions occurring after the adoption of the exclusion. The Company's By-laws do contain such an exclusion; however, the Company's Board of Directors or shareholders, by amendment to this provision of the By-laws could reverse this election.


TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock is Harris Trust and Savings Bank.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement among the Selling Shareholder, the Company and the Underwriters named below (the "Underwriting Agreement"), the Company and the Selling Shareholder have agreed to sell to each of such Underwriters named below, and each of such Underwriters, for whom Morgan Keegan & Company, Inc. and Stephens Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Shareholder, the respective number of shares of Common Stock set forth opposite its name below.

                                                              NUMBER OF SHARES
                                                                     OF
                        UNDERWRITER                             COMMON STOCK
                        -----------                           ----------------
Morgan Keegan & Company, Inc. ..............................
Stephens Inc. ..............................................
                                                                 ---------
          Total.............................................     2,815,000
                                                                 =========

     The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

     The Company has been advised by the Underwriters that they propose initially to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of
$          per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $          per share to certain brokers and
dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described below.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company, the Selling Shareholder nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company, the Selling Shareholder nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 422,250 additional shares of Common Stock solely to cover overallotments, if any. If the Underwriters exercise their overallotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the table above, bears to the 2,815,000 shares of Common Stock offered hereby.


     The Company, all of the Company's directors and executive officers and certain shareholders, who beneficially own an aggregate of 1,585,963 shares of Common Stock, have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than, with respect to the Company, pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus or in connection with acquisitions of businesses or assets by the Company) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior consent of the Representatives.


     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be negotiated between the Company, the Selling Shareholder and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock will be prevailing market and economic conditions, revenues and earnings of the Company, the state of the Company's business operations, an assessment of the Company's management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the initial public offering price.

     The Company and the Selling Shareholder have agreed separately to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     Pursuant to an agreement between Stephens Inc., one of the Underwriters, and First Commerce Corporation, Stephens Inc. has agreed to pay to First National Bank of Lafayette, an affiliate of First Commerce Corporation, a finder's fee in connection with the Offering in an amount anticipated not to exceed $85,000.


                       SHARES ELIGIBLE FOR FUTURE RESALE


     Upon completion of the Offering, the Company will have 4,600,000 shares of Common Stock outstanding. The 2,815,000 shares of Common Stock sold in the Offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) will be freely transferable without restriction under the Securities Act by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 1,785,000 shares of Common Stock held by existing shareholders were acquired in transactions not requiring registration under the Securities Act and will be "restricted stock" within the meaning of Rule 144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, if at least one year has elapsed since shares of Common Stock that constitute restricted stock were last acquired from the Company or an affiliate of the Company, the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the total shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If at least two years have elapsed since the shares were last acquired from the Company or an affiliate, a person who has not been an affiliate of the Company at any time during the three months preceding the sale is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company. All of the 1,785,000 shares of restricted stock within the meaning of Rule 144 held by existing shareholders of the Company will be eligible for sale following the Offering in reliance on Rule 144, subject to volume limitations with respect to an aggregate of 1,543,629 shares of Common Stock held by affiliates and subject to the contractual "lock-up" restrictions described below.


     Pursuant to the New Employment Agreement, the Company has granted Mr. Dailey J. Berard the right to demand registration of the shares the Common Stock held by him upon the occurrence of certain events. The exercise of such registration rights is subject to the contractual "lock-up" restrictions described below. See "Management -- Compensation Committee Interlocks and Insider Participation" and "Certain Transactions."


     The Company and each of its directors and its executive officers have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans) without the prior written consent of the Representatives for a period of 180 days from the date of this Prospectus.

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby is being passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements of Universal Fabricators Incorporated as of March 31, 1996 and 1997, and for each of the three years in the period ended March 31, 1997, and the balance sheet of UNIFAB International, Inc. as of July 17, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                               OTHER INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants.

                      GLOSSARY OF CERTAIN TECHNICAL TERMS

COMMISSIONING:                  Functional testing of equipment and systems without the
                                introduction of hydrocarbons.
DECK:                           The component of a platform on which development drilling, production, separating, gathering, piping, compression, well support, crew quartering and other functions related to
                                offshore oil and gas development are conducted.
DIRECT LABOR HOURS:             Direct labor hours are hours worked by employees directly
                                involved in the production of the Company's products. These hours do not include contractor labor hours and support
                                personnel hours such as maintenance, warehousing and
                                drafting.
FIXED PLATFORM:                 A platform consisting of a rigid jacket which rests on
                                tubular steel pilings driven into the seabed and which
                                supports a deck structure above the water surface.
FLOATING PRODUCTION FACILITY:   Floating structure (e.g., ship or semi-submersible vessel)
                                upon which drilling and production equipment is mounted.
GRIT BLAST SYSTEM:              System of preparing steel for coating by using steel grit
                                rather than sand as a blasting medium.
JACKET:                         A component of a fixed platform consisting of a tubular
                                steel, braced structure extending from the mudline of the
                                seabed to a point above the water surface. The jacket is
                                supported on tubular steel pilings driven into the seabed.
MODULES:                        Packaged equipment usually consisting of major production, utility or compression equipment with associated piping and control system.
OFFSHORE:                       In unprotected waters outside coastlines.
PILES:                          Rigid tubular pipes that are driven into the seabed to
                                support platforms.
PLATFORM:                       A structure from which offshore oil and gas drilling and
                                production are conducted.
PLATFORM DRILLING RIG:          A drilling rig designed to be mounted atop a fixed platform.
POSTED DRILLING RIG:            A drilling rig mounted on steel columns fixed to a barge
                                that is sunk upon reaching a desired drilling location.
SOUR GAS:                       Natural gas that contains sulphur compounds in excess of a specified amount.
SPAR PLATFORM:                  Vertically floating, large-diameter cylindrical platform
                                supporting a relatively conventional offshore drilling and production deck and positioned on site with lateral mooring systems connected to piling or anchors.
SUBSEA TEMPLATES:               Tubular frames which are placed on the seabed and anchored with piles. Usually a series of oil and gas wells are
                                drilled through these underwater structures.
TENSION-LEG PLATFORM (TLP):     A platform consisting of a deck situated atop four or more separate column-shaped semi-submersible hulls, which are
                                positioned on-site by vertical tendons (pipes) that run from the columns to the sea floor.

                         INDEX TO FINANCIAL STATEMENTS


UNIFAB INTERNATIONAL, INC.
Report of Independent Auditors..............................   F-2
Balance Sheet -- July 17, 1997..............................   F-3
Notes to Balance Sheet......................................   F-4

UNIVERSAL FABRICATORS INCORPORATED
Report of Independent Auditors..............................   F-5
Balance Sheets -- March 31, 1996 and 1997 and June 30, 1997
  (Unaudited)...............................................   F-6
Statements of Income -- Years Ended March 31, 1995, 1996 and
  1997 and Three Months Ended June 30, 1996 (Unaudited) and
  1997 (Unaudited)..........................................   F-7
Statements of Shareholders' Equity -- Years Ended March 31,
  1995, 1996 and 1997 and Three Months Ended June 30, 1996
  (Unaudited) and 1997 (Unaudited)..........................   F-8
Statements of Cash Flows -- Years Ended March 31, 1995, 1996
  and 1997 and Three Months Ended June 30, 1996 (Unaudited)
  and 1997 (Unaudited)......................................   F-9
Notes to Financial Statements...............................  F-10

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF UNIFAB
  INTERNATIONAL, INC.
Pro Forma Balance Sheet (Unaudited) -- June 30, 1997........  F-16
Pro Forma Statement of Income (Unaudited) -- Year Ended
  March 31, 1997 and the three months ended June 30, 1997...  F-17
Notes to Pro Forma Financial Statements (Unaudited).........  F-19

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
UNIFAB International, Inc.

     We have audited the accompanying balance sheet of UNIFAB International, Inc. as of July 17, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of UNIFAB International, Inc. at July 17, 1997, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

New Orleans, Louisiana

July 17, 1997, except for Notes 2 and 3,


as to which the date is August 28, 1997

                           UNIFAB INTERNATIONAL, INC.

                                 BALANCE SHEET
                                 JULY 17, 1997

                                     ASSETS

Cash........................................................  $1,000
                                                              ======
                        SHAREHOLDER'S EQUITY
Preferred stock -- authorized 5,000,000 shares; no shares
  outstanding; no par value.................................  $   --
Common stock -- authorized 20,000,000 shares; 1,000 shares
  outstanding; $.01 par value...............................      10
Additional paid-in capital..................................     990
                                                              ------
          Total shareholder's equity........................  $1,000
                                                              ======

                            See accompanying notes.

                           UNIFAB INTERNATIONAL, INC.

                             NOTES TO BALANCE SHEET
                                 JULY 17, 1997

1. DESCRIPTION OF BUSINESS

     UNIFAB International, Inc. (the Company) was formed on July 16, 1997 to serve as the parent corporation of Universal Fabricators Incorporated (Universal Fabricators), 51% of the outstanding common stock of which is currently owned by Universal Partners, Inc. (Universal Partners) and 49% of such stock is owned by McDermott Incorporated (McDermott).

     Other than the initial capitalization of the Company with $1,000 on July 16, 1997, the Company had no operations or transactions as of July 17, 1997.


2. INITIAL PUBLIC OFFERING AND RELATED MATTERS



     On August 26, 1997, the board of directors and shareholders of the Company authorized agreements whereby immediately prior to the completion of an initial public offering of 3,237,250 shares (422,250 of which represents Underwriters' overallotment) of the Company's $.01 par value common stock, Universal Partners will exchange the shares of Universal Fabricators common stock owned by it for 1,785,000 shares of common stock of the Company. Concurrently, McDermott will exchange the shares of Universal Fabricators' common stock owned by it for 1,715,000 shares of common stock in the Company.



     On August 28, 1997, an agreement was entered into, subject to completion of the Offering of the Company's common stock, which would: (1) terminate and release Universal Partners and McDermott from the other's obligations under the Shareholders' Agreement, including the requirement (in the absence of consent by directors appointed by both Universal Partners and McDermott) to distribute 90% of the net income for the prior fiscal year to shareholders, and (2) terminate the Put/Call Agreement, including the cancellation of an option held by McDermott which allowed it to acquire the other 51% of Universal Fabricators' common stock. To terminate this option and to secure McDermott's release of its rights under these agreements, the Company agreed to pay $6,300,000 to McDermott upon completion of the Offering.



3. STOCK OPTION PLAN



     In August, 1997, the board of directors adopted and its shareholders approved a stock option plan to provide long-term incentives to its key employees, including officers and directors who are employees of the Company. Under the terms of this plan, the Company may grant incentive stock options, nonqualified stock options, restricted stock and stock awards. The number of shares granted under this plan is limited to an aggregated amount of 460,000 shares. No more than 200,000 shares of stock may be granted through the plan to a single participant in a calendar year. The options will have an exercise price of not less than the fair market value of the stock on the date of grant. Subject to the completion of the Offering, the Company has granted options to purchase 133,500 shares to directors and key employees of the Company at the initial public offering price per share. Such options have a ten year term and one-third are exercisable at the grant date (which will be the date of the Offering for the options already granted), one-third on the first anniversary thereof and the remaining one-third on the second anniversary.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Universal Fabricators Incorporated

     We have audited the accompanying balance sheets of Universal Fabricators Incorporated as of March 31, 1996 and 1997 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Fabricators Incorporated at March 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.


                                            ERNST & YOUNG LLP


New Orleans, Louisiana
April 17, 1997, except for Note 6, as to which the date is June 19, 1997 and Note 7,

as to which the date is August 28, 1997

                       UNIVERSAL FABRICATORS INCORPORATED

                                 BALANCE SHEETS

                                     ASSETS


                                                                  MARCH 31
                                                          -------------------------    JUNE 30,
                                                             1996          1997          1997
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.............................  $ 4,942,775   $   659,626   $ 2,630,154
  Accounts receivable...................................    9,969,508    19,368,473    13,898,217
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..............................    3,356,396       239,097       105,745
  Prepaid expenses......................................      263,678       444,045       404,613
  Other assets..........................................      182,481       102,062       105,428
                                                          -----------   -----------   -----------
          Total current assets..........................   18,714,838    20,813,303    17,144,157
Property, plant and equipment, net......................    4,998,858     5,341,122     5,267,408
                                                          -----------   -----------   -----------
          Total assets..................................  $23,713,696   $26,154,425   $22,411,565
                                                          ===========   ===========   ===========

                              LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank overdraft........................................  $   715,576   $   763,010     1,204,559
  Accounts payable......................................    2,729,321     6,210,166     4,743,198
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..............................    3,373,695     4,317,837     3,602,749
  Accrued liabilities...................................      804,671       813,762       872,768
  Income tax payable....................................      758,786       516,462       933,244
                                                          -----------   -----------   -----------
          Total current liabilities.....................    8,382,049    12,621,237    11,356,518
Deferred income taxes...................................    1,347,863     1,332,168     1,332,168
Shareholders' equity:
  Common stock, $1 par value:
     Class A, 510 shares authorized and issued..........          510           510           510
     Class B, 490 shares authorized and issued..........          490           490           490
  Additional paid-in capital............................    6,517,664     6,517,664     6,517,664
  Retained earnings.....................................    7,465,120     5,682,356     3,204,215
                                                          -----------   -----------   -----------
          Total shareholders' equity....................   13,983,784    12,201,020     9,722,879
                                                          -----------   -----------   -----------
          Total liabilities and shareholders' equity....  $23,713,696   $26,154,425   $22,411,565
                                                          ===========   ===========   ===========


                            See accompanying notes.

                       UNIVERSAL FABRICATORS INCORPORATED

                              STATEMENTS OF INCOME


                                           YEARS ENDED MARCH 31             THREE MONTHS ENDED JUNE 30
                                  ---------------------------------------   ---------------------------
                                     1995          1996          1997           1996           1997
                                  -----------   -----------   -----------   ------------   ------------
                                                                                    (UNAUDITED)
Revenue.........................  $27,882,808   $51,807,144   $66,724,504    $18,419,238    $15,503,153
Cost of revenue.................   23,174,004    40,361,724    58,589,197     16,295,480     13,313,942
                                  -----------   -----------   -----------    -----------    -----------
Gross profit....................    4,708,804    11,445,420     8,135,307      2,123,758      2,189,211
General and administrative
  expense.......................    1,325,689     1,419,668     1,637,563        342,136        408,902
                                  -----------   -----------   -----------    -----------    -----------
Income from operations..........    3,383,115    10,025,752     6,497,744      1,781,622      1,780,309
Other income (expense):
  Interest expense..............       (6,935)       (3,092)      (63,304)       (21,696)        (3,359)
  Interest income...............       45,059       318,185       145,155         47,598         27,016
                                  -----------   -----------   -----------    -----------    -----------
Income before income taxes......    3,421,239    10,340,845     6,579,595      1,807,524      1,803,966
Income tax provision............    1,286,386     3,888,158     2,554,941        708,908        659,918
                                  -----------   -----------   -----------    -----------    -----------
Net income......................  $ 2,134,853   $ 6,452,687   $ 4,024,654    $ 1,098,616    $ 1,144,048
                                  ===========   ===========   ===========    ===========    ===========


                            See accompanying notes.

                       UNIVERSAL FABRICATORS INCORPORATED

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                               COMMON STOCK     ADDITIONAL
                                              ---------------    PAID-IN      RETAINED
                                              SHARES   AMOUNT    CAPITAL      EARNINGS        TOTAL
                                              ------   ------   ----------   -----------   -----------
Balance at April 1, 1994....................  1,000    $1,000   $6,517,664   $ 1,656,770   $ 8,175,434
  Dividends paid............................     --        --           --      (857,822)     (857,822)
  Net income................................     --        --           --     2,134,853     2,134,853
                                              -----    ------   ----------   -----------   -----------
Balance at March 31, 1995...................  1,000     1,000    6,517,664     2,933,801     9,452,465
  Dividends paid............................     --        --           --    (1,921,368)   (1,921,368)
  Net income................................     --        --           --     6,452,687     6,452,687
                                              -----    ------   ----------   -----------   -----------
Balance at March 31, 1996...................  1,000     1,000    6,517,664     7,465,120    13,983,784
  Dividends paid............................     --        --           --    (5,807,418)   (5,807,418)
  Net income................................     --        --           --     4,024,654     4,024,654
                                              -----    ------   ----------   -----------   -----------
Balance at March 31, 1997...................  1,000     1,000    6,517,664     5,682,356    12,201,020
                                              -----    ------   ----------   -----------   -----------
  Dividends paid (unaudited)................     --        --           --    (3,622,189)   (3,622,189)
  Net income (unaudited)....................     --        --           --     1,144,048     1,144,048
                                              -----    ------   ----------   -----------   -----------
Balance at June 30, 1997 (unaudited)........  1,000    $1,000   $6,517,664   $ 3,204,215   $ 9,722,879
                                              =====    ======   ==========   ===========   ===========


                            See accompanying notes.

                       UNIVERSAL FABRICATORS INCORPORATED

                            STATEMENTS OF CASH FLOWS


                                                        YEAR ENDED MARCH 31            THREE MONTHS ENDED JUNE 30
                                                ------------------------------------   --------------------------
                                                   1995         1996         1997          1996          1997
                                                ----------   ----------   ----------   ------------   -----------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income..................................  $2,134,853   $6,452,687   $4,024,654   $  1,098,616   $ 1,144,048
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation..............................     423,949      389,711      471,305         95,832       123,638
    (Gain) loss from sale of equipment........       3,028       (8,000)     (10,125)        (7,375)          282
    Deferred income taxes.....................       4,620      (72,919)     (20,208)           742        (3,364)
    Changes in operating assets and
      liabilities:
      Accounts receivable.....................     209,626   (2,871,872)  (9,398,965)   (10,975,253)    5,470,256
      Net costs and estimated earnings in
         excess of billings and billings in
         excess of costs and estimated
         earnings on uncompleted contracts....   1,566,493   (2,530,466)   4,061,441      4,215,181      (581,736)
      Prepaid expenses and other assets.......    (544,191)     658,534      (95,435)      (553,397)       39,430
      Bank overdraft..........................          --      715,576       47,434        131,512       441,549
      Accounts payable and accrued
         liabilities..........................    (406,788)     792,983    3,489,936      6,855,421    (1,407,962)
      Income taxes payable....................          --      758,786     (242,324)       708,908       416,782
                                                ----------   ----------   ----------   ------------   -----------
Net cash provided by operating activities.....   3,391,590    4,285,020    2,327,713      1,570,187     5,642,923
Cash flows from investing activities:
  Proceeds from sale of equipment.............       9,500        8,000       17,175          7,375            --
  Purchases of equipment......................    (179,351)    (402,405)    (820,619)      (325,152)      (50,206)
                                                ----------   ----------   ----------   ------------   -----------
  Net cash used in investing activities.......    (169,851)    (394,405)    (803,444)      (317,777)      (50,206)
Cash flows from financing activities:
  Dividends paid..............................    (857,822)  (1,921,368)  (5,807,418)    (2,961,783)   (3,622,189)
  Net change in short-term borrowings.........    (531,141)          --           --             --            --
                                                ----------   ----------   ----------   ------------   -----------
  Net cash used in financing activities.......  (1,388,963)  (1,921,368)  (5,807,418)    (2,961,783)   (3,622,189)
                                                ----------   ----------   ----------   ------------   -----------
  Net change in cash and cash equivalents.....   1,832,776    1,969,247   (4,283,149)    (1,709,373)    1,970,528
  Cash and cash equivalents at beginning of
    period....................................   1,140,752    2,973,528    4,942,775      4,942,775       659,626
                                                ----------   ----------   ----------   ------------   -----------
  Cash and cash equivalents at end of
    period....................................  $2,973,528   $4,942,775   $  659,626   $  3,233,402   $ 2,630,154
                                                ==========   ==========   ==========   ============   ===========
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for:
  Income taxes................................  $1,370,700   $3,173,014   $2,817,473             --   $   243,136
                                                ==========   ==========   ==========   ============   ===========


                            See accompanying notes.

                       UNIVERSAL FABRICATORS INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED MARCH 31, 1995, 1996 AND 1997

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


INTERIM FINANCIAL STATEMENTS



     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the three-month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 1998.


DESCRIPTION OF BUSINESS

     Universal Fabricators Incorporated (the Company) fabricates and assembles jackets, decks, topside facilities, quarters buildings, drilling rigs and equipment for installation and use offshore in the production, processing and storage of oil and gas. The Company's main fabrication yard is located in the Port of Iberia in New Iberia, Louisiana. The Company's customers are principally in the oil and gas industry. Receivables are generally not collateralized. Credit losses have been insignificant.

     The operating cycle of the Company's contracts is typically less than one year, although some large contracts may exceed one year's duration. Assets and liabilities have been classified as current and noncurrent under the operating cycle concept, whereby all contract-related items are regarded as current regardless of whether cash will be received within a 12-month period. At March 31, 1997, it was anticipated that substantially all contracts in progress, and receivables associated therewith, would be completed and collected within a 12-month period.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE AND COST RECOGNITION


     Revenue from fixed-price contracts is recognized on the percentage-of-completion method, measured by the ratio which labor and subcontract costs incurred to date bear to total estimated labor and subcontract costs. In the case of long-term contracts extending over one or more fiscal years, revisions of the cost and profit estimated during the course of the work are reflected in the accounting period in which the facts which require revision become known. At the time a loss on a contract becomes known, the entire amount of the ultimate loss is accrued. Variations from estimated contract performance could result in a material adjustment to operating results for any fiscal year. Revenue from time and materials contracts is recognized on the basis of direct labor hours worked at fixed hourly rates and the cost of materials or subcontract costs incurred plus mark-up.


     Contract costs include direct labor, material, subcontract costs and allocated indirect costs related to contract performance. General and administrative costs are charged to expense as incurred.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost. Depreciation is provided principally by the straight-line and declining-balance methods over the estimated lives of the assets, which range from 19 to 31 years for building and bulkhead and 3 to 12 years for yard and other equipment.

                       UNIVERSAL FABRICATORS INCORPORATED

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair value.

INCOME TAXES

     Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of the Company's financial instruments at March 31, 1997, including cash and cash equivalents and accounts receivable, closely approximates fair value.


DESCRIPTION OF CAPITAL STOCK



     The Company has two classes of common stock, Class A and Class B, and no class of preferred stock outstanding. The Class A common stock, all of which is owned by Universal Partners, Inc. and the Class B common stock, all of which is owned by McDermott Incorporated, are identical in all respects, except that the holder of the Class A common stock has the right to elect three-fifths of the Company's Board of Directors and the holder of the Class B common stock has the right to elect two-fifths of the Company's Board of Directors. In addition, any shares of common stock issued by the Company must be issued on a 51%/49% basis between Class A shares and Class B shares, respectively, and the holder of each class of stock has preemptive rights with respect to any shares of common stock of its class to be issued.


RECLASSIFICATIONS

     Certain amounts previously reported have been reclassified to conform with the presentation at March 31, 1997.

2. CONTRACTS IN PROGRESS

     Information pertaining to contracts in progress at March 31 follows:

                                                        1996           1997
                                                    ------------   ------------
Costs incurred on uncompleted contracts...........  $ 22,376,762   $ 37,077,023
Estimated earnings................................     8,171,189      4,488,532
                                                    ------------   ------------
                                                      30,547,951     41,565,555
Less billings to date.............................   (30,565,250)   (45,644,295)
                                                    ------------   ------------
                                                    $    (17,299)  $ (4,078,740)
                                                    ============   ============
Included in the accompanying balance sheets under
  the following captions:
     Costs and estimated earnings in excess of
       billings on uncompleted contracts..........  $  3,356,396   $    239,097
     Billings in excess of costs and estimated
       earnings on uncompleted contracts..........    (3,373,695)    (4,317,837)
                                                    ------------   ------------
                                                    $    (17,299)  $ (4,078,740)
                                                    ============   ============

     Accounts receivable includes retainages and unbilled receivables, respectively, of $46,686 and $395,541 at March 31, 1996 and $10,035 and $478,452
at March 31, 1997.

                       UNIVERSAL FABRICATORS INCORPORATED

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at March 31, 1996 and 1997:

                                                           1996         1997
                                                        ----------   ----------
Land..................................................  $  756,000   $  756,000
Building and bulkhead, including leasehold
  improvements........................................   3,528,627    3,780,243
Yard equipment........................................   2,839,118    3,319,830
Other equipment.......................................     448,166      505,545
                                                        ----------   ----------
                                                         7,571,911    8,361,618
Less accumulated depreciation.........................   2,573,053    3,020,496
                                                        ----------   ----------
                                                        $4,998,858   $5,341,122
                                                        ==========   ==========

     The Company leases land upon which a portion of its facilities are located under noncancelable operating leases. The leases expire in fiscal year 2004 and have two ten-year renewal options. Future minimum payments under the leases are as follows:

1998.............................................  $  174,759
1999.............................................     174,759
2000.............................................     174,759
2001.............................................     174,759
2002.............................................     153,089
2003 and after...................................     194,355
                                                   ----------
                                                   $1,046,480
                                                   ==========

     Rent expense during the years ended March 31, 1995, 1996 and 1997 was $948,988, $920,619 and $1,455,679, respectively, which includes rent on cancelable equipment leases.

4. INCOME TAXES

     Significant components of the Company's deferred tax liabilities and assets as of March 31 were as follows:


                                                         1996          1997
                                                      ----------    ----------
Deferred tax liabilities -- excess of financial
  statement basis over income tax basis of property,
  plant and equipment...............................  $1,347,863    $1,332,168
Deferred tax assets -- primarily excess of income
  tax basis over financial statement basis of
  contracts.........................................      28,949        33,462
                                                      ----------    ----------
Net deferred tax liabilities........................  $1,318,914    $1,298,706
                                                      ==========    ==========


     The income tax provision is comprised of the following:

                                            1995          1996          1997
                                         ----------    ----------    ----------
Current................................  $1,281,766    $3,961,077    $2,575,149
Deferred...............................       4,620       (72,919)      (20,208)
                                         ----------    ----------    ----------
                                         $1,286,386    $3,888,158    $2,554,941
                                         ==========    ==========    ==========

                       UNIVERSAL FABRICATORS INCORPORATED

     The reconciliation of income tax computed at the federal statutory rates to income tax expense is:



                                              1995          1996         1997
                                           ----------    ----------   ----------
Tax at federal statutory rates...........  $1,163,221    $3,519,296   $2,237,062
Other, primarily state income taxes......     123,165       368,862      317,879
                                           ----------    ----------   ----------
                                           $1,286,386    $3,888,158   $2,554,941
                                           ==========    ==========   ==========


5. CREDIT ARRANGEMENT


     At March 31, 1997, the Company had available a $10,000,000 short-term bank line of credit which expires in September 1997. The Company was contingently liable under standby letters of credit totaling $9,065,837 at March 31, 1997 related to retainage and performance guarantees on projects.


6. DIVIDENDS

     Under the provisions of a shareholders' agreement, unless otherwise approved by the board of directors, the Company shall distribute to the shareholders 90% of its net income for the prior fiscal year. The annual dividend for each fiscal year shall be paid within the first four months following the end of each fiscal year. The dividend for the fiscal year ended March 31, 1997 of $3,622,189 was declared and paid on June 19, 1997.

7. INITIAL PUBLIC OFFERING AND RELATED MATTERS

     On June 19, 1997, the Company's board of directors approved the filing of a Form S-1 Registration Statement with the Securities and Exchange Commission covering the proposed sale of common stock to the public.


     UNIFAB International, Inc. (International) was formed on July 16, 1997 to serve as the parent corporation of the Company, 51% of the outstanding common stock of which is currently owned by Universal Partners, Inc. (Universal Partners) and 49% of such stock is owned by McDermott Incorporated (McDermott). Immediately prior to the completion of an initial public offering of 3,237,250 shares (422,250 of which represents Underwriters' overallotment) of International's $.01 par value common stock (the Offering), it is expected that Universal Partners and McDermott will exchange their respective shares of common stock of the Company for shares of International's common stock (the Share Exchange). The shareholders of Universal Partners will receive 1,785,000 shares of common stock of International and McDermott will receive 1,715,000 shares of common stock of International in the Share Exchange.



     On August 28, 1997, an agreement was entered into, subject to completion of the Offering of International's common stock, which would: (1) terminate and release Universal Partners and McDermott from the other's obligations under the Shareholders' Agreement, including the requirement (in the absence of consent by directors appointed by both Universal Partners and McDermott) to distribute 90% of the net income for the prior fiscal year to shareholders, and (2) terminate the Put/Call Agreement, including the cancellation of an option held by McDermott which allowed it to acquire the other 51% of the Company's stock. To terminate this option and to secure McDermott's release of its rights under these agreements, the Company agreed to pay $6,300,000 to McDermott upon completion of the Offering.


8. RELATED PARTY TRANSACTIONS


     The Company purchased construction materials and subcontract fabrication work from a shareholder in the amount of $257,165, $38,338 and $329,409 in fiscal years 1995, 1996 and 1997, respectively, and performed subcontract work for the shareholder or companies affiliated with the shareholder in the amount of $144,813, $563,499 and $17,397,179 in fiscal years 1995, 1996 and 1997, respectively. Included in accounts receivable is $2,028,845 and $2,104,653 from the shareholder or companies affiliated with the shareholder at

                       UNIVERSAL FABRICATORS INCORPORATED

March 31, 1996 and 1997, respectively. In addition, the Company rents an office building from the shareholder for $100 per year.


     Included in cost of revenue in fiscal year 1997 is a $370,000 reimbursement to a shareholder for the costs of settling an uninsured workers' compensation claim related to the operating activities of the Company's predecessor.



     The deferred bonus arrangement with Mr. Berard allows for deferral of compensation with deferred amounts payable in cash upon demand, retirement or termination and amounts deferred are included in general and administrative expense in the amount of $31,065, $50,015 and $50,015 for fiscal years 1995, 1996 and 1997, respectively. Included in interest expense for fiscal years 1995, 1996 and 1997, is $0, $2,582 and $6,757, respectively, associated with this deferred bonus arrangement.


9. EMPLOYEE BENEFIT PLAN

     Effective April 1, 1996, the Company began sponsoring an employees' incentive savings plan which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Under this plan, employees with one year of service with the Company are eligible to contribute up to 25% of their compensation into the plan, subject to a specified maximum.

     The Company contributes an amount equal to 50% of employee contributions up to 3% of their base compensation. Matching contributions made by the Company were approximately $136,000 in fiscal year 1997.

10. MAJOR CUSTOMERS

     The Company is not dependent on any one customer, and the contract revenue earned from each customer varies from year to year based on the contracts awarded. Contract revenue earned comprising 10% or more of the Company's total contract revenue earned are summarized as follows:

                                          1995          1996           1997
                                       ----------    -----------    -----------
Customer A...........................  $8,190,972    $        --    $        --
Customer B...........................          --     27,417,331             --
Customer C...........................   2,772,657      5,936,911             --
Customer D...........................          --             --     23,066,101
Customer E...........................          --             --     17,402,106


11. SALES TO FOREIGN ENTITIES



     The Company considers all sales to be domestic sales. However, the Company contracts with customers who are foreign entities. Sales to foreign entities represented 47%, 58%, and 64% of revenues for fiscal years 1995, 1996, and 1997, respectively.



12. CONTINGENCIES


     The Company is party to legal proceedings arising in the normal course of business. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

                           UNIFAB INTERNATIONAL, INC.

                   PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

BASIS OF PRESENTATION


     The accompanying pro forma balance sheet as of June 30, 1997 and the related pro forma statements of income for the year ended March 31, 1997 and for the three months ended June 30, 1997 give effect to the proposed exchange of shares of Universal Fabricators Incorporated (Universal Fabricators) owned by McDermott Incorporated (McDermott) and Universal Partners, Inc. (Universal Partners) for shares of UNIFAB International, Inc. (the Company), which will result in Universal Fabricators being a 100%-owned subsidiary of the Company. The pro forma financial statements are based on the historical financial statements of the Company and Universal Fabricators, giving effect to the assumptions and adjustments in the accompanying note to the pro forma financial statements.



     The pro forma financial statements have been prepared by the Company's management and include such adjustments to reflect the pro forma financial statements as if the events described above had occurred as of June 30, 1997 for the pro forma balance sheet and as of April 1, 1996 for the pro forma statements of income. The pro forma financial statements may not be indicative of the results that would have occurred if the events described above had taken place on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Prospectus.

                           UNIFAB INTERNATIONAL, INC.

                      PRO FORMA BALANCE SHEET (UNAUDITED)

                                 JUNE 30, 1997



                                                UNIFAB        UNIVERSAL
                                            INTERNATIONAL,   FABRICATORS
                                                 INC.        INCORPORATED   ADJUSTMENTS       PRO FORMA
                                            --------------   ------------   -----------      -----------
                                                 ASSETS
Current assets:
  Cash and cash equivalents...............      $1,000       $ 2,630,154    $ 6,300,000(2)   $ 2,631,154
                                                                             (6,300,000)(2)
  Accounts receivable.....................          --        13,898,217             --       13,898,217
  Costs and estimated earnings in excess
     of billings on uncompleted
     contracts............................          --           105,745             --          105,745
  Prepaid expenses........................          --           404,613             --          404,613
  Other assets............................          --           105,428             --          105,428
                                                ------       -----------    -----------      -----------
          Total current assets............       1,000        17,144,157             --       17,145,158
Property, plant and equipment, net........          --         5,267,408             --        5,267,408
                                                ------       -----------    -----------      -----------
          Total assets....................      $1,000       $22,411,565    $        --      $22,412,565
                                                ======       ===========    ===========      ===========
                                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Bank overdraft..........................      $   --       $ 1,204,559    $        --      $ 1,204,559
  Accounts payable........................          --         4,743,198             --        4,743,198
  Billings in excess of costs and
     estimated earnings on uncompleted
     contracts............................          --         3,602,749             --        3,602,749
  Accrued liabilities.....................          --           872,768             --          872,768
  Income tax payable......................          --           933,244             --          933,244
                                                ------       -----------    -----------      -----------
          Total current liabilities.......          --        11,356,518             --       11,356,518
Deferred income taxes.....................          --         1,332,168             --        1,332,168
Shareholders' equity:
  Common stock............................          10             1,000         33,990(1)        39,563
                                                                                  4,563(2)
  Additional paid-in capital..............         990         6,517,664        (33,990)(1)    6,480,101
                                                                              6,295,437(2)
                                                                             (6,300,000)(2)
  Retained earnings.......................          --         3,204,215             --        3,204,215
                                                ------       -----------    -----------      -----------
          Total shareholders' equity......       1,000         9,722,879             --        9,723,879
                                                ------       -----------    -----------      -----------
          Total liabilities and
            shareholders' equity..........      $1,000       $22,411,565    $        --      $22,412,565
                                                ======       ===========    ===========      ===========


     See accompanying notes to pro forma financial statements (unaudited).

                           UNIFAB INTERNATIONAL, INC.

                   PRO FORMA STATEMENT OF INCOME (UNAUDITED)
                           YEAR ENDED MARCH 31, 1997


                                            UNIFAB         UNIVERSAL
                                        INTERNATIONAL,    FABRICATORS
                                             INC.         INCORPORATED    ADJUSTMENTS     PRO FORMA
                                        --------------    ------------    -----------    -----------
Revenue...............................    $        --     $66,724,504     $        --    $66,724,504
Cost of revenue.......................             --      58,589,197              --     58,589,197
                                          -----------     -----------     -----------    -----------
Gross profit..........................             --       8,135,307              --      8,135,307
General and administrative expense....             --       1,637,563              --      1,637,563
                                          -----------     -----------     -----------    -----------
Income from operations................             --       6,497,744              --      6,497,744
Other income (expense):
  Interest expense....................             --         (63,304)             --        (63,304)
  Interest income.....................             --         145,155              --        145,155
                                          -----------     -----------     -----------    -----------
Income before income taxes............             --       6,579,595              --      6,579,595
Income tax provision..................             --       2,554,941              --      2,554,941
                                          -----------     -----------     -----------    -----------
Net income............................    $        --     $ 4,024,654     $        --    $ 4,024,654
                                          ===========     ===========     ===========    ===========
Earnings per share of common stock....                                                   $      1.02(3)
                                                                                         ===========
Average common stock outstanding......                                                     3,956,260
                                                                                         ===========


     See accompanying notes to pro forma financial statements (unaudited).

                           UNIFAB INTERNATIONAL, INC.

                   PRO FORMA STATEMENT OF INCOME (UNAUDITED)

                        THREE MONTHS ENDED JUNE 30, 1997



                                            UNIFAB         UNIVERSAL
                                        INTERNATIONAL,    FABRICATORS
                                             INC.         INCORPORATED    ADJUSTMENTS     PRO FORMA
                                        --------------    ------------    -----------    -----------
Revenue...............................    $        --     $15,503,153     $        --    $15,503,153
Cost of revenue.......................             --      13,313,942              --     13,313,942
                                          -----------     -----------     -----------    -----------
Gross profit..........................             --       2,189,211              --      2,189,211
General and administrative expense....             --         408,902              --        408,902
                                          -----------     -----------     -----------    -----------
Income from operations................             --       1,780,309              --      1,780,309
Other income (expense):
  Interest expense....................             --          (3,359)             --         (3,359)
  Interest income.....................             --          27,016              --         27,016
                                          -----------     -----------     -----------    -----------
Income before income taxes............             --       1,803,966              --      1,803,966
Income tax provision..................             --         659,918              --        659,918
                                          -----------     -----------     -----------    -----------
Net income............................    $        --     $ 1,144,048     $        --    $ 1,144,048
                                          ===========     ===========     ===========    ===========
Earnings per share of common stock....                                                   $       .29(3)
                                                                                         ===========
Average common stock outstanding......                                                     3,956,260
                                                                                         ===========


     See accompanying notes to pro forma financial statements (unaudited).

                           UNIFAB INTERNATIONAL, INC.

              NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)


     The accompanying pro forma financial statements present the pro forma financial position of the Company as of June 30, 1997 and the results of its operations for the year ended March 31, 1997 and for the three months ended June 30, 1997. The Company was incorporated on July 16, 1997 and had no operations prior to that date. The financial position of the Company presented as of June 30, 1997 represents its initial capitalization.


     The pro forma financial statements also include the historical financial position and results of operations of Universal Fabricators.

     The adjustments reflected in the pro forma financial statements are as follows:


          (1) Immediately prior to the completion of the Offering, Universal Partners will exchange the shares of Universal Fabrications common stock owned by it for 1,785,000 shares of common stock of the Company. Concurrently, McDermott will exchange the shares of Universal Fabricators common stock owned by it for 1,715,000 shares of common stock in the Company. The common stock account is adjusted to reflect the resulting 3,500,000 shares of $0.01 par value common stock which will be outstanding after these share exchanges. These share exchanges will be accounted for similar to a pooling of interests with the transferred assets and liabilities accounted for at existing carrying amounts.



          (2) The pro forma balance sheet gives effect to 456,260 additional shares at an assumed offering price of $15 per share, net of offering expenses, that would have been required to be sold to fund the $6.3 million payment to McDermott to secure the release of McDermott's rights under the Shareholders' Agreement and Put/Call Agreement. This payment has been accounted for as a charge to equity.



          (3) Pro forma net income per share is calculated by dividing the pro forma net income for the period by the average common stock outstanding which reflects the exchange described in Note (1) above and the issuance of additional shares described in Note (2) above.

================================================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    1
The Company............................    7
Risk Factors...........................    9
Use of Proceeds........................   15
Dividend Policy........................   15
Dilution...............................   16
Capitalization.........................   17
Selected Financial and Operating
  Data.................................   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   20
Business...............................   25
Management.............................   36
Principal and Selling Shareholders.....   42
Certain Transactions...................   43
Description of Capital Stock...........   44
Underwriting...........................   47
Shares Eligible for Future Resale......   48
Legal Matters..........................   49
Experts................................   49
Other Information......................   50
Glossary of Certain Technical Terms....   51
Index to Financial Statements..........  F-1


                             ---------------------

  UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                                2,815,000 SHARES
                          [UNIFAB INTERNATIONAL LOGO]
                           UNIFAB INTERNATIONAL, INC.
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                         MORGAN KEEGAN & COMPANY, INC.



                                 STEPHENS INC.


                                             , 1997
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses payable in connection with the proposed sale of Common Stock covered hereby are as follows:


SEC registration fee........................................  $ 15,696
NASD filing fee.............................................     5,356
Listing Fee.................................................    28,000
Printing expenses...........................................    70,000
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................   125,000
Transfer agent fees and expenses............................     5,000
Miscellaneous expenses......................................       948
                                                              --------
  Total expenses............................................  $400,000
                                                              ========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Louisiana Business Corporation Law (the "LBCL"), Section 83, (i) gives Louisiana corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers; (ii) subject to specific conditions and exclusions, gives a director or officer who successfully defends such an action the right to be so indemnified; and (iii) authorizes Louisiana corporations to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, authorization of shareholders or otherwise.

     The Company's By-laws make mandatory the indemnification of directors and officers permitted by the LBCL. The standard to be applied in evaluating any claim for indemnification (excluding claims for expenses incurred in connection with the successful defense of any proceeding or matter therein for which indemnification is mandatory without reference to any such standard) is whether the claimant acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. With respect to any criminal action or proceeding, the standard is that the claimant had no reasonable cause to believe the conduct was unlawful. No indemnification is permitted in respect of any claim, issue or matter as to which a director or officer shall have been adjudged by a court of competent jurisdiction to be liable for willful or intentional misconduct or to have obtained an improper personal benefit, unless, and only to the extent that the court shall determine upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

     The Company maintains liability policies to indemnify its officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions to be set forth in the policies.

     The Underwriters have also agreed to indemnify the directors and certain of the Company's officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that such directors and officers may be required to make in respect thereof.

     Each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as director or officer that are in excess of the coverage provided by any such insurance, provided that the director or officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to this Registration Statement. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     In connection with the Partners Share Exchange, the Company will issue 1,785,000 shares of Common Stock to Universal Partners, which will be distributed to the shareholders of Universal Partners upon its dissolution which is expected to occur promptly thereafter. The Company will also issue 1,715,000 shares of Common Stock to McDermott Incorporated in exchange for its shares in Universal Fabricators Incorporated. All of these securities will be offered and sold immediately prior to the completion of the Offering and without registration under the Securities Act inasmuch as they are deemed not subject to registration pursuant to the exemption provided in Section 4(2) of the Securities Act as securities sold in transactions not involving any public offering.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


          1.1            -- Form of Underwriting Agreement.
          2.1            -- Transition Agreement among the Company, McDermott,
                            Universal Partners, Universal Fabricators and Dailey J.
                            Berard.
          2.2            -- Form of Agreement and Plan of Share Exchange between the
                            Company and Universal Partners.
          2.3            -- Form of Share Exchange between the Company and McDermott.
          3.1            -- Articles of Incorporation of the Company.*
          3.2            -- By-laws of the Company.*
          4.1            -- See Exhibits 3.1 and 3.2 for provisions of the Company's
                            Articles of Incorporation and By-laws defining the rights
                            of holders of Common Stock.
          4.2            -- Specimen Common Stock certificate.
          5.1            -- Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre, L.L.P.
         10.1            -- Form of Indemnity Agreement by and between the Company
                            and each of its directors and executive officers.*
         10.2            -- Form of Credit Agreement between the Company and Hibernia
                            National Bank.**
         10.3            -- The Company's Long-Term Incentive Plan.
         10.4            -- Form of Stock Option Agreement under the Company's
                            Long-Term Incentive Plan.
         10.5            -- Contribution Agreement dated November 30, 1992, between
                            McDermott and Universal Partners, Inc.*
         10.6            -- Shareholders' Agreement dated November 30, 1992, between
                            McDermott and Universal Partners, Inc.*
         10.7            -- Put/Call Agreement dated November 30, 1992, between
                            McDermott and Universal Partners, Inc.*
         10.8            -- Employment Agreement dated November 30, 1992 between
                            Universal Fabricators Incorporated and Dailey J. Berard.*
         10.9            -- Form of Employment Agreement between the Company and
                            Dailey J. Berard.
         21.1            -- Subsidiaries of the Company.

         23.1            -- Consent of Ernst & Young LLP.
         23.2            -- Consent of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre L.L.P. (included in Exhibit 5.1).
         24.1            -- Powers of Attorney pursuant to which certain directors
                            have signed this Amendment.
         27.1            -- Financial Data Schedule.


---------------


 * Previously filed.



** To be filed by amendment.



     (b) Financial Statements Schedules



     No schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are required under the related instructions, as they are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to its Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Iberia, State of Louisiana, on August 29, 1997.


                                            UNIFAB INTERNATIONAL, INC.

                                            By:    /s/ DAILEY J. BERARD
                                              ----------------------------------
                                                       Dailey J. Berard
                                              President, Chief Executive Officer
                                                  and Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registrant's Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                     DATE
                      ---------                                      -----                     ----

                /s/ DAILEY J. BERARD                     President, Chief Executive       August 29, 1997
-----------------------------------------------------      Officer and Chairman of the
                  Dailey J. Berard                         Board (Principal Executive
                                                           Officer)

                          *                              Vice President and Chief         August 29, 1997
-----------------------------------------------------      Financial Officer (Principal
                   Peter J. Roman                          Financial and Accounting
                                                           Officer)

                          *                              Director                         August 29, 1997
-----------------------------------------------------
                Charles E. Broussard

                          *                              Director                         August 29, 1997
-----------------------------------------------------
                    Perry Segura

                          *                              Director                         August 29, 1997
-----------------------------------------------------
              Richard E. Roberson, Jr.

                          *                              Director                         August 29, 1997
-----------------------------------------------------
                    George C. Yax

              *By: /s/ DAILEY J. BERARD
  ------------------------------------------------
                  Dailey J. Berard

                                 EXHIBIT INDEX


     EXHIBIT NUMBER                        DESCRIPTION OF EXHIBITS
     --------------                        -----------------------
          1.1            -- Form of Underwriting Agreement
          2.1            -- Transition Agreement among the Company, McDermott,
                            Universal Partners, Universal Fabrications and Dailey J.
                            Berard
          2.2            -- Form of Agreement and Plan of Share Exchange between the
                            Company and Universal Partners
          2.3            -- Form of Share Exchange Agreement between the Company and
                            McDermott
          3.1            -- Articles of Incorporation of the Company*
          3.2            -- By-laws of the Company*
          4.1            -- See Exhibits 3.1 and 3.2 for provisions of the Company's
                            Articles of Incorporation and By-laws defining the rights
                            of holders of Common Stock*
          4.2            -- Specimen Common Stock certificate
          5.1            -- Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre, L.L.P.
         10.1            -- Form of Indemnity Agreement by and between the Company
                            and each of its directors and executive officers*
         10.2            -- Form of Credit Agreement between the Company and Hibernia
                            National Bank**
         10.3            -- The Company's Long-Term Incentive Plan
         10.4            -- Form of Stock Option Agreement under the Company's
                            Long-Term Incentive Plan
         10.5            -- Contribution Agreement dated November 30, 1992, between
                            McDermott and Universal Partners, Inc.*
         10.6            -- Shareholders' Agreement dated November 30, 1992, between
                            McDermott and Universal Partners, Inc.*
         10.7            -- Put/Call Agreement dated November 30, 1992, between
                            McDermott and Universal Partners, Inc.*
         10.8            -- Employment Agreement dated November 30, 1992 between
                            Universal Fabricators Incorporated and Dailey J. Berard*
         10.9            -- Form of Employment Agreement between the Company and
                            Dailey J. Berard
         21.1            -- Subsidiaries of the Company
         23.1            -- Consent of Ernst & Young LLP
         23.2            -- Consent of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre, L.L.P. (included in Exhibit 5.1)
         24.1            -- Power of Attorney pursuant to which certain directors
                            have signed this Amendment
         27.1            -- Financial Data Schedule

---------------


*  Previously filed.



** To be filed by amendment.